in the Tanger Factory Outlet Centers portfolio

in the outlet center industry

to our 120 million shoppers in 2003

and commitment from our employees

for our shareholders


TANGER
Outlet Center

2003 ANNUAL REPORT

TANGER FACTORY OUTLET CENTERS, INC.

Sevierville, TN


NIKE FACTORY



Commerce, GA

Kittery, ME


FACTORY STORE




POLO RALPH LAUREN

Lancaster, PA

San Marcos, TX


OLD NAVY OUTLET



Dalton, GA



Hilton Head, SC

Tanger Factory Outlet Centers, Inc., headquartered in Greensboro, North Carolina, is a self-administered, self-managed real estate investment trust that focuses exclusively on developing, acquiring, owning and managing upscale outlet shopping centers. Each center is branded as a Tanger Outlet Center.

In 1981, Stanley K. Tanger began developing factory outlet centers. Steven B. Tanger joined his father's successful development company in 1986 and by June 1993, the company had developed 17 centers totalling approximately 1.5 million square feet of outlet retail space. In June 1993, Tanger Factory Outlet Centers, Inc. became the first publicly traded outlet center company. Since our initial public offering, we have grown our portfolio through strategic development and acquisitions.

Tuscola, IL







Ft. Myers, FL

WE HAVE BECOME ONE OF THE LARGEST OWNER OPERATORS OF FACTORY OUTLET CENTERS IN THE COUNTRY

Since entering into the factory outlet business 23 years ago, we have become one of the largest owner operators of factory outlet centers in the country. As of December 31, 2003, we managed for a fee four shopping centers, with a total leasable area of approximately 434,000 square feet, bringing the total number of centers we operate to 40 with a total leasable area of approximately 9.3 million square feet containing over 2,000 stores and representing over 400 store brands.

For over 23 years, we have provided consumers convenient, attractive shopping centers where they find quality, selection and great values on leading designer apparel, brand-name footwear, home products, electronics and more.

Tanger Factory Outlet Centers, Inc. is listed on the New York Stock Exchange and is traded under the ticker symbol SKT. Please visit our website, www.tangeroutlet.com, for more information about our outlet centers and our company.

Myrtle Beach, SC





Hilton Head, SC



Park City, UT

FINANCIAL HIGHLIGHTS

(In thousands, except per share and percent data)

For the Year	2003	2002	%Change
Total revenues	$ 121,972	$ 110,809	+ 10
Operating income	$ 43,052	$ 38,762	+ 11
Funds from operations (1)	$ 47,039	$ 41,695	+ 13
Dividends and distributions	$ 32,554	$ 29,382	+ 11
Average shares outstanding (2)	13,641	12,271	+ 11
Weighted average GLA (3)	5,393	5,011	+ 8
Average sales per square foot	$ 301	$ 294	+ 2
Per Share			
Funds from operations (1)	$ 3.45	$ 3.40	+ 1
Dividends and distributions (4)	$ 2.46	$ 2.45	—
Dividend payout ratio (5)	71%	72%	− 1
At Year-End			
Real estate assets, before depreciation	$ 1,078,533	$ 622,399	+ 73
Total assets	$ 987,437	$ 477,675	+ 107
Common shares outstanding	12,961	9,061	+ 43
GLA open at year end			
Wholly-owned	5,299	5,469	
Partially-owned (consolidated)	3,273	—	
Partially-owned (unconsolidated)	324	260	
Managed	434	457	
Total GLA open at year end	9,330	6,186	+ 51
Occupancy rate (6)	96%	98%	− 2

(1) Funds from Operations is defined as net income (loss) before extraordinary items and gains (losses) on sale or disposal of depreciable operating properties, plus depreciation and amortization uniquely significant to real estate and after adjustments for unconsolidated partnerships and joint ventures.

(2) Assumes all preferred shares, share and unit options and partnership units of the Operating Partnership are converted to common shares.

(3) GLA represents square feet of gross leasable area of wholly-owned and partially-owned consolidated operating properties.

(4) Represents per share and unit amounts to common shareholders and holders of preferred shareholders which were $13.21 and $22.05 for 2003 and 2002, respectively.

(5) Annual dividends and distributions as a percent of funds from operations for such year.

(6) Represents occupancy only at centers in which we have an ownership interest.

To Our Fellow Shareholders:

We started as a small outlet shopping center real estate company back in 1981, hoping to build and lease enough space to keep us busy and to have fun while pursuing this new venture. Little did we know that we were breaking ground on a new retail format and building the foundation for a company that would become a leader in the outlet retail real estate industry. By 1993, we had developed 17 outlet centers containing over 1.5 million square feet of retail space and had became the first outlet shopping center company to be listed on the New York Stock Exchange. On May 28, 1993, the day we completed our initial public offering, our total enterprise value was approximately $198 million. Almost eleven years later, through the commitment and hard work of the Tanger Team, we are now operating 40 outlet shopping centers totaling 9.3 million square feet across 23 different states, coast to coast, and Tanger's total enterprise value has grown to approximately $1.2 billion as of December 31, 2003.

Much has changed since those early days as a private company, and even more has changed since going public almost 11 years ago. Over the years we have seen many economic, cultural and business cycles. We have seen good economic times and recessionary times, historically high and historically low interest rates, and more recently the numerous corporate scandals and the resulting implementation of the Sarbanes-Oxley Act. The one fact that has remained constant is the ability of our company to prosper during all the ups and downs of the past 23 years. Our consistency is evidenced in part by the fact that we have never ended the year with an occupancy rate less than 95% since we stared the business in 1981. This is a direct result of our corporate culture, our entrepreneurial spirit, and the core foundation of ethics and integrity that we have maintained and cultivated throughout our company.

We are pleased to report to you that 2003 was another year of growth and productivity for our company. During 2003, Tanger produced a total return to shareholders of 41.1% compared to 37.1% for the NAREIT All Equity REIT index and 28.6% for the S&P 500 Total Return Index. As shareholders of Tanger, you will be pleased to know that during 2003 your company accomplished the following:

- **Increased the portfolio square footage over 50% from 6.2 million to 9.3 million.**
- **Raised $101.2 million in common equity and invested the proceeds in a joint venture that acquired nine outlet centers totaling 3.3 million square feet.**
- **Increased total funds from operations (FFO) for 2003 to $47.0 million, representing a 12.8% increase over 2002.**
- **Increased fully diluted FFO per share for 2003 to $3.45, representing an increase of 1.5% over 2002.**
- **Increased fully diluted net income per share to $1.17, representing an 8.3% increase over 2002.**
- **Increased same-space tenant sales to $307 per square foot in the original Tanger portfolio.**



Stanley K. Tanger
Founder
Chairman of the Board
and Chief Executive Officer



Steven B. Tanger
President and
Chief Operating Officer

- Achieved a year-end occupancy rate of 97% in the original Tanger portfolio, representing the 22nd consecutive year we have obtained a year end occupancy rate of at least 95%.
- Generated 277 new or renewal leases representing over 1.1 million square feet of leasable space.
- Achieved an average initial base rent per square foot for new stores opened during 2003 of $18.83, versus $16.86 for stores closed during 2003, representing an increase of 11.7%.

Blowing Rock, NC


COACH





Sevierville, TN

Last year we wrote about our strong industry fundamentals, our consistent operating performance and the safety and reliability of our dividend. We are happy to report that nothing has changed. We raised our dividend once again in 2003, increasing it to $2.46 per share. We only used 71.3% of our FFO to pay our dividend, leaving us approximately $14.5 million of undistributed FFO to reinvest in our business. This marks the tenth consecutive year since becoming a public company that we have raised our dividend. Shareholders who invested in Tanger at the time of our IPO in May 1993 received a dividend of $1.68 per share, representing a dividend yield of 7.5%. Those original IPO shareholders who have held their shares through December 31, 2003, are now receiving an approximate 10.9% dividend yield on their initial $22.50 per share investment. In addition, they have received cumulative dividends in excess of their initial investment in Tanger.

You will be interested to know that many of our 430 full and part-time employees are shareholders as well. As a group, our employees and management team currently owns approximately 3.3 million common shares and/or common operating partnership units of Tanger. This significant ownership in the company represents approximately 20% of the fully diluted common equity that is currently outstanding. Achieving consistent financial results and creating long-term value over many years is what we as a team strive for, as we stand shoulder to shoulder with you, our investors. We are totally committed to the long-term goal of continuing to grow the value of our mutual investment in Tanger.

Continuing to create value year after year requires a great deal of commitment in order to stay competitive and to meet our goals. As with other industries, the competition is tough and the work is not easy. Striving to remain a key player in the outlet industry, we took a tremendous step forward on December 19, 2003 by acquiring control of 3.3 million square feet of outlet space in nine outlet centers known as the Charter Oak portfolio. Our company joined with an affiliate of Blackstone Real Estate Advisors to acquire these assets in a joint venture for a purchase price of $491 million. These are large successful properties, with an average size of 364,000 square feet. As of year-end 2003, the Charter Oak portfolio had an average occupancy rate of 94%. We consider these assets to be the last high quality portfolio of outlet shopping centers available for acquisition, making it even more significant and exciting that we were able to close on this transaction.


$100
$103
$105
$111
$122
'99
'00
'01
'02
'03

TOTAL REVENUE
(in millions of dollars)

At this time, the Charter Oak portfolio of properties has only been under our management for a short period of time, but

Rehoboth Beach, DE


GAP
OUTLET

ACHIEVING CONSISTENT FINANCIAL RESULTS AND CREATING LONG-TERM VALUE IS THE DRIVING FORCE OF OUR TEAM


Foley, AL


TANGER
Outlet Center
nautica
Commerce, GA

we have seen enough to believe we can add significant incremental value in a number of ways. We believe that our strong tenant relationships will help us increase occupancy rates, as there are many tenants with whom we have done a substantial amount of business who do not have a single store in the Charter Oak portfolio. Adding the Tanger brand name and incorporating our marketing programs should drive traffic and sales to our newly acquired outlet centers. In fact, eight of the nine properties are located in high volume resort areas where we believe our marketing expertise will add tremendous value. Tweaking what is already a very good tenant mix will be a high priority for our leasing team. We expect the end result of our hard work will be an increase in the average occupancy rate, an increase in the average sales per square foot and, correspondingly, an increase in the productivity and value of these centers. With approximately 46%, or 1.5 million square feet of leasable area expiring by December 31, 2005, our ownership and management can add significant value to our investment by renewing or retenanting this space at higher rents.

Increasing the assets of our company will add additional value, but the proper financing of the assets is another key component to value creation. Our strategy has always been to finance our long-term assets with the proper mix of long-term debt and equity. During 2003, that philosophy was brought to the forefront as we financed virtually one hundred percent of the equity required by us to purchase our one-third share of the joint venture acquiring the Charter Oak portfolio with the $101.2 million net proceeds from the issuance of 2,645,000 additional common shares. Certainly, we could have financed part or even a majority of our investment with incremental debt and significantly increased our FFO per share in the short-term. However, as we focused on financing this acquisition from a long-term prospective, we believed this was a perfect opportunity to make an investment, finance it with all equity, and still have it be accretive to our FFO. Chances to do that come few and far between. As a result, we improved numerous financial ratios for our company, increased our common equity base (the number of Tanger shares in the market place) and increased our float (the number of Tanger shares that trade each day), all factors that we believe have been beneficial to the way our shares have traded since the equity offering in December 2003. Also, the increase in our total shares and units outstanding as of December 31, 2003 to approximately 16 million and our total equity market value to over $650 million has allowed certain larger institutional investors to invest in our company that may not have been able to do so previously.

The Charter Oak portfolio acquisition was a significant accomplishment in 2003, but there were many other positive results during the year. Same-space tenant sales increased 2.3% for the year ended December 31, 2003 as compared to the prior year. Reported 2003 same-space tenant sales in the Charter Oak portfolio equated to $290 per square foot, compared to the original Tanger portfolio's average same-space sales during 2003 of $307 per square foot, resulting in an overall average of $301 per square foot for the year. These continued strong tenant sales have contributed to our total occupancy cost to tenants for 2003 remaining at an industry low of 7.4% of tenant sales. This low tenant occupancy cost tells us



$39
$37
$37
$39
$43
'99
'00
'01
'02
'03

OPERATING INCOME
(in thousands of dollars)

Commerce, GA







Howell, MI

our tenants' stores are very profitable for them and that fact provides us with a good opportunity to successfully negotiate a large percentage of lease renewals. Our leasing team was very busy during 2003 as we executed over 1.1 million square feet of new and renewal leases and achieved an 80% retention rate for tenants in their current spaces when their leases expired at the end of its term. Retaining successful existing tenants in their current space is the most efficient way to lease space and maintain high occupancy in our centers. There is no lost rent, there is less leasing time involved in the process, and there is typically no or very little additional capital required to keep the existing tenants in the same space.

Myrtle Beach, SC







Riverhead, NY

We also realize that our centers, and our tenant mix, must remain up to date. That is why we are very aggressive in targeting new manufacturers and brand name retailers to open stores in our centers. We are constantly looking for that hot new brand and quickly meet with their senior management team to educate them on how profitable the outlet distribution channel can be to their bottom line. This is not something new. Over the years, we have introduced many tenants to the outlet center industry. Tenants such as Liz Claiborne, Polo Ralph Lauren, The Gap, Ann Taylor and Brooks Brothers, just to name a few, opened their first outlet stores in a Tanger center. We are also continually investing additional capital in our properties, periodically providing them with what we affectionately call an "extreme makeover". These are long-term assets that must be constantly maintained in order to provide long-term value for our shareholders.

During 2003, we also completed two expansions, a 35,000 square foot expansion in Sevierville, Tennessee and a 64,000 square foot expansion at our center in Myrtle Beach, South Carolina. We also acquired a 29,000 square foot, 100% leased building located contiguous to our Sevierville center in January 2003. The Sevierville center, which had 122,684 square feet when originally purchased in 1997, now contains a total of approximately 419,000 square feet. Additionally, we are underway with a 79,000 square foot third and final phase at our Myrtle Beach property. Upon completion, it will bring the total size of this center to 403,000 square feet. These types of expansions have had a positive impact on our bottom line and add incremental value to these assets which ultimately will benefit our shareholders.

We begin 2004 with two proposed Tanger Outlet Centers in our pipeline. We are currently pre-leasing space for a new Tanger center in Deer Park, Long Island, New York, 35 miles east of Manhattan and a site located 25 miles southwest of Pittsburgh, Pennsylvania. As those of you who have been shareholders of Tanger for some time may know, we do not build on speculation. The demand for space from our tenants must exist in the form of signed leases before we begin construction. The demand for space from our tenants appears to be strong, and we believe the supply / demand equilibrium is currently in our favor. Preliminary tenant interest in these two sites has been positive and predevelopment activities continue in conjunction with our pre-leasing activity in hopes of delivering two new Tanger centers in the near future.


5.25
5.28
5.44
6.19
9.33
'99
'00
'01
'02
'03

GROSS LEASABLE AREA
(in millions of square feet)

Gonzales, LA


GUESS
factory store

PORTFOLIO EXPANSIONS HAVE HAD A POSITIVE IMPACT ON OUR BOTTOM LINE


POLO RALPH LAUREN
Nags Head, NC

Deciding to develop, expand or acquire properties is often difficult, but the decision to sell a property always seems to be tougher. We realize, however, that our ultimate responsibility as managers is to appropriately allocate capital, whether new or regenerated, in the best way possible to achieve the highest long-term return on investment. We may sell a property we have had for a number of years because its small size and its inability to generate relative increases in productivity make it impractical to hold. For this reason, we sold our 49,000 square foot center in Martinsburg, West Virginia in May 2003. Other times, we sell a property because it is not performing to our standards, such as our 185,000 square foot center in Casa Grande, Arizona. At the time we sold the property in November 2003 it was 73% occupied and generated average tenant sales of $168 per square foot. The good news is we were able to sell it at an approximate 9.9% capitalization rate and, together with the Martinsburg sale, generated $8.7 million in net proceeds to reinvest in the growth of our company.

In closing, let us say our work has just begun. We will not sit idly by and pat ourselves on the back for completing the large Charter Oak acquisition, the associated equity offering and a job well done in 2003. We will do just the opposite. We are supported by an incredible group of men and women who run our departments and our shopping centers, and share our passion for making things happen and having fun. We continue to bring our new employees, particularly those who have become a part of our team from the Charter Oak centers, to our corporate office to teach them our business practices and philosophy. We are happy to say they have all graduated from Tanger University with flying colors. The entire Tanger Team, with the leadership of our management group and our Board of Directors is working every day to insure that our company continues to be successful in the years to come. We are more excited then ever to move our company forward in a prudent, methodical manner, just like we have for the last 23 years.

We would like to thank the entire Tanger Team, our business partners, and especially our Board of Directors for their extraordinary effort and performance in 2003. It is comforting to us as managers to have three independent directors, Jack Africk, Bill Benton and Tom Robinson, who have represented our shareholders and offered appropriate advice to our senior management since the early days of our becoming a public company. We could not ask for a more caring and thoughtful group to help guide us during these exciting times. Please join us for the 2004 annual shareholders meeting at 10:00 a.m., Friday, May 14, 2004 at the O. Henry Hotel, 624 Green Valley Road, Greensboro, North Carolina.

Sincerely,

Stanley K. Tanger
Founder, Chairman of the Board and
Chief Executive Officer

Steven B. Tanger
President and Chief Operating Officer

Tilton, NH






Rockport

Sevierville, TN



22-25
16-17
Tanger Corporate Offices

1 **BOAZ, AL** 59
Between Birmingham and Huntsville
I-59 at Exit 183, Highway 431
800.405.2193
79,575 Sq. Ft.

2 **FOLEY, AL**
Gulf Coast Resort Area
Highway 59 South
866.6658678
535,675 Sq. Ft.

3 **BARSTOW, CA** 15
Between Los Angeles and Las Vegas
I-15 at Lenwood Road
800.409.3175
105,950 Sq. Ft.

4 **WESTBROOK, CT** 95
Coastal Resort Area
I-95, Exit 65
866.665.8685
291,051 Sq. Ft.

5 **REHOBOTH BEACH, DE**
Coastal Resort Area
Route 1
866.665.8682
568,787 Sq. Ft.

6 **FORT MYERS , FL** 75
Sanibel Island Resort Area
I-75, Exit 131 to
Summerlin Road
888.471.3939
198,789 Sq. Ft.

7 **VERO BEACH, FL** 95
Between Olando and Palm Beach
I-95, Exit 147
888.422.3873
328,607 Sq. Ft.
* A Tanger Property Management Center

8 **COMMERCE, GA** 85
Between Atlanta and Greenville, SC
Tanger I
I-85, Exit 149 on US 441
800.405.9555
185,750 Sq. Ft.

9 **COMMERCE, GA** 85
Between Atlanta and Greenville, SC
Tanger II
I-85, Exit 149, Steven B.
Tanger Blvd
800.405.9828
342,556 Sq. Ft.

0 **DALTON, GA** 75
Between Atlanta and Chattanooga
I-75, Exit 333 to Market Street
800.409.7029
173,430 Sq. Ft.

1 **LOCUST GROVE, GA** 75
Between Atlanta and Macon
I-75, Exit 212
800.406.0833
247,454 Sq. Ft.

2 **SEYMOUR, IN** 65
Between Indianapolis and Louisville
I-65, Highway 50, Exit 50A East
800.406.1154
141,051 Sq. Ft.

13 **TUSCOLA, IL** 57
Between Champaign and Decatur
I-57, Exit 212 on Route 36
866.665.8684
258,114 Sq. Ft.

14 **WILLIAMSBURG, IA** 80
Between Des Moines and Iowa City
I-80, Exit 220
800.406.2887
277,230 Sq. Ft.

15 **GONZALES, LA** 10
Between New Orleans and Baton Rouge
I-10 at Highway 30, Exit 177
800.406.2887
245,199 Sq. Ft.

16 **KITTERY, ME I&II**
17 **Coastal Route 1**
1 Hour North of Boston
2 shopping centers I-95, Exit 3
800.406.4490
84,313 Sq. Ft.

18 **HOWELL, MI** 96
Between Lansing and Detroit
I-96 at M-59, Exit 133
888.545.0565
325,231 Sq. Ft.

19 **WEST BRANCH, MI** 75
2 1/2 Hours North of Detroit
I-75, Exit 212
800.406.8874
112,420 Sq. Ft.

20 **NORTH BRANCH, MN** 35
Between Minneapolis and Duluth
I-35 at Highway 95, Exit 147
800.409.3631
134,480 Sq. Ft.

21 **BRANSON, MO**
Music City Resort Area
West Highway 76
800.707.2762
277,883 Sq. Ft.

22 **NORTH CONWAY, NH**
23 **White Mountain Resort Area**
24 Clover Center/L.L. Bean Center
25 Polo Ralph Lauren Center/Red Barn
4 shopping locations on Route 16
800.407.4078
102,525 Sq. Ft.

26 **TILTON, NH** 93
Lakes Region Resort Area
I-93, Exit 20, Rouote 3 East
866.665.8683
227,966 Sq. Ft.

27 **RIVERHEAD, NY** 495
Long Island Resort Area
I-495 East,
Long Island Expressway, Exit 72
800.407.4894
729,238 Sq. Ft.

28 **BLOWING ROCK, NC**
Blue Ridge Mountains Resort Area
Highway 321 at
Blue Ridge Parkway
800.720.6728
105,448 Sq. Ft.

29 **BURLINGTON, NC** 85
Between Raleigh and Greensboro
I-85 & Highway 49 Exit 145
800.407.5005
64,288 Sq. Ft.

30 **NAGS HEAD, NC**
Outer Banks Resort Area
Highway 158 Bypass
800.720.6747
82,254 Sq. Ft.

31 **LINCOLN CITY, OR**
Coastal Resort Area
Highway 101 at East Devils Lake Road
866.665.8680
270,280 Sq. Ft.

32 **LANCASTER, PA**
Amish Country Resort Area
Route 30 East
800.408.3477
255,152 Sq. Ft.

33 **HILTON HEAD, SC** 95
Hilton Head Island Resort Area
I-95, Exit 8 onto Highway 278
866.665.8679
393,094 Sq. Ft.

34 **MYRTLE BEACH, SC**
Grand Strand Resort Area
Tanger North
Highway 17 at SC 22
(Conway Bypass)
866.838.9830
324,333 Sq. Ft.

35 **MYRTLE BEACH, SC**
Grand Strand Resort Area
Tanger South
Highway 501 at
Waccamaw Pines Drive
866.665.8677
427,472 Sq. Ft.

36 **PIGEON FORGE, TN**
Smoky Mountain Resort Area
Highway 441
800.408.5775
94,558 Sq. Ft.

37 **SEVIERVILLE, TN**
Smoky Mountain Resort Area
Highway 441
800.408.8377
419,023 Sq. Ft.

38 **SAN MARCOS, TX** 35
Between San Antonio and Austin
I-35, Exit 200
800.408.8424
442,486 Sq. Ft.

39 **TERRELL, TX** 20
30 minutes East of Dallas
I-20 at Highway 34, Exit 501
800.409.0012
177,490 Sq. Ft.

40 **PARK CITY, UT** 80
Mountain Resort Area
I-80, Exit 145
866.665.8681
300,602 Sq. Ft.


TANGER
OUTLET
CENTER


POTTERYBARN
FURNITURE OUTLET

Riverhead, NY

SELECTED FINANCIAL DATA

(In thousands, except per share and center data)

	2003	2002	2001	2000	1999
OPERATING DATA					
Total revenues	**$ 121,972**	$ 110,809	$ 105,497	$ 102,999	$ 99,954
Operating income	**43,052**	38,762	37,090	37,001	39,492
Income from continuing operations	**12,865**	8,379	5,278	7,326	11,287
Net income	**12,849**	11,007	7,112	4,312	15,588
SHARE DATA					
Basic:					
Income from continuing operations	**$ 1.20**	$ .79	$ .44	$ .70	$ 1.19
Net income	**$ 1.20**	$ 1.11	$ .67	$ .32	$ 1.74
Weighted average common shares	**10,051**	8,322	7,926	7,894	7,861
Diluted:					
Income from continuing operations	**$ 1.17**	$ .77	$ .44	$ .69	$ 1.19
Net income	**$ 1.17**	$ 1.08	$ .67	$ .31	$ 1.74
Weighted average common shares	**10,283**	8,514	7,948	7,922	7,872
Common dividends paid	**$ 2.46**	$ 2.45	$ 2.44	$ 2.43	$ 2.42
BALANCE SHEET DATA					
Real estate assets, before depreciation	**$ 1,078,533**	$ 622,399	$ 599,266	$ 584,928	$ 566,216
Total assets	**987,437**	477,675	476,272	487,408	490,069
Debt	**540,319**	345,005	358,195	346,843	329,647
Shareholders' equity	**167,418**	90,635	76,371	90,877	107,764
OTHER DATA					
Cash flows provided by (used in)					
Operating activities	**$ 44,786**	$ 39,167	$ 44,626	$ 38,420	$ 43,175
Investing activities	**$ (325,293)**	$ (26,363)	$ (23,269)	$ (25,815)	$ (45,959)
Financing activities	**$ 289,271**	$ (12,247)	$ (21,476)	$ (12,474)	$ (3,043)
Funds from operations (1)	**$ 47,039**	$ 41,695	$ 37,430	$ 38,203	$ 41,328
Gross Leasable Area Open					
Wholly-owned	**5,299**	5,469	5,332	5,179	5,149
Partially-owned (consolidated)	**3,273**	—	—	—	—
Partially-owned (unconsolidated)	**324**	260	—	—	—
Managed	**434**	457	105	105	105
Total GLA open at end of period	**9,330**	6,186	5,437	5,284	5,254
Number of centers:					
Wholly-owned	**26**	28	29	29	31
Partially-owned (consolidated)	**9**	—	—	—	—
Partially-owned (unconsolidated)	**1**	1	—	—	—
Managed	**4**	5	3	3	3
Total outlet centers in operation	**40**	34	32	32	34

(1) Funds from Operations ("FFO") is defined as net income (loss), computed in accordance with generally accepted accounting principles, before extraordinary items and gains (losses) on sale or disposal of depreciable operating properties, plus depreciation and amortization uniquely significant to real estate and after adjustments for unconsolidated partnerships and joint ventures. For a complete discussion of FFO, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Funds from Operations".

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements appearing elsewhere in this report. Historical results and percentage relationships set forth in the consolidated statements of operations, including trends which might appear, are not necessarily indicative of future operations. Unless the context indicates otherwise, the term "Company" refers to Tanger Factory Outlet Centers, Inc. and subsidiaries and the term "Operating Partnership" refers to Tanger Properties Limited Partnership and subsidiaries. The terms "we", "our" and "us" refer to the Company or the Company and the Operating Partnership together, as the text requires.

The discussion of our results of operations reported in the consolidated statements of operations compares the years ended December 31, 2003 and 2002, as well as December 31, 2002 and 2001. Certain comparisons between the periods are made on a percentage basis as well as on a weighted average gross leasable area ("GLA") basis, a technique which adjusts for certain increases or decreases in the number of centers and corresponding square feet related to the development, acquisition, expansion or disposition of rental properties. The computation of weighted average GLA, however, does not adjust for fluctuations in occupancy that may occur subsequent to the original opening date.

CAUTIONARY STATEMENTS

Certain statements made below are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Reform Act of 1995 and included this statement for purposes of complying with these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words 'believe', 'expect', 'intend', 'anticipate', 'estimate', 'project', or similar expressions. You should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could materially affect our actual results, performance or achievements. Factors which may cause actual results to differ materially from current expectations include, but are not limited to, the following:

- national and local general economic and market conditions;
- demographic changes;
- our ability to sustain, manage or forecast our growth and operating results;
- existing government regulations and changes in, or the failure to comply with, government regulations;
- adverse publicity;
- liability and other claims asserted against us;
- competition;
- the risk that we may not be able to finance our planned development activities;
- risks related to the retail real estate industry in which we compete, including the potential adverse impact of external factors such as inflation, tenant demand for space, consumer confidence, unemployment rates and consumer tastes and preferences;
- risks associated with our development activities, such as the potential for cost overruns, delays and lack of predictability with respect to the financial returns associated with these development activities;
- risks associated with real estate ownership, such as the potential adverse impact of changes in the local economic climate on the revenues and the value of our properties;
- risks that a significant number of tenants may become unable to meet their lease obligations or that we may be unable to renew or re-lease a significant amount of available space on economically favorable terms;

- changes in business strategy or development plans;
- business disruptions;
- the ability to attract and retain qualified personnel;
- the ability to realize planned costs savings in acquisitions; and
- retention of earnings.

GENERAL OVERVIEW

In December 2003 we completed the acquisition of the Charter Oak Partners' portfolio of nine factory outlet centers totaling approximately 3.3 million square feet. We and an affiliate of Blackstone Real Estate Advisors ("Blackstone") acquired the portfolio through a joint venture in the form of a limited liability company, COROC Holdings, LLC ("COROC"). We own one-third and Blackstone owns two-thirds of the joint venture. We provide operating, management, leasing and marketing services to the properties for a fee.

The purchase price for this transaction was $491.0 million, including the assumption of approximately $186.4 million of cross-collateralized debt which has a stated, fixed interest rate of 6.59% and matures in July 2008. We recorded the debt at its fair value of $198.3 million, with an effective interest rate of 4.97%. Accordingly, a debt premium of $11.9 million was recorded and is being amortized over the life of the debt. We financed the majority of our equity in the joint venture with proceeds from the issuance of 2.3 million common shares at $40.50 per share and expect that the transaction will be accretive to our operating results in 2004. The successful equity financing allows us to maintain a strong balance sheet and our current financial flexibility.

At December 31, 2003, we had ownership interests in or management responsibilities for 40 centers in 23 states totaling 9.3 million square feet of operating GLA compared to 34 centers in 21 states totaling 6.2 million square feet of operating GLA as of December 31, 2002. The increase is due to the following events:

	No. of Centers	GLA (000's)	States
As of December 31, 2002	34	6,186	21
New development expansion			
Myrtle Beach Hwy 17, South Carolina - (unconsolidated joint venture)	—	64	—
Acquisitions/Expansions			
Sevierville, Tennessee (wholly-owned)	—	64	—
Charter Oak portfolio (consolidated joint venture)			
Rehoboth, Delaware	1	569	1
Foley, Alabama	1	536	—
Myrtle Beach Hwy 501, South Carolina	1	427	—
Hilton Head, South Carolina	1	393	—
Park City, Utah	1	301	1
Westbrook, Connecticut	1	291	1
Lincoln City, Oregon	1	270	1
Tuscola, Illinois	1	258	1
Tilton, New Hampshire	1	228	—
Dispositions			
Martinsburg, West Virginia (wholly-owned)	(1)	(49)	(1)
Casa Grande, Arizona (wholly-owned)	(1)	(185)	(1)
Bourne, Massachusetts (managed)	(1)	(23)	(1)
As of December 31, 2003	40	9,330	23

RESULTS OF OPERATIONS

A summary of the operating results for the years ended December 31, 2003, 2002 and 2001 is presented in the following table, expressed in amounts calculated on a weighted average GLA basis.

The results of operations for 2003, 2002 and 2001 related to properties sold since December 31, 2001 are excluded from the table below in accordance with SFAS 144 "Accounting for the Impairment or Disposal of Long Lived Assets," ("FAS 144"). FAS 144 requires that results of operations and gain/(loss) on sales of real estate that have separable, identifiable cash flows for properties sold subsequent to December 31, 2001 be reflected in the Consolidated Statements of Operations as discontinued operations for all periods presented.

	2003	2002	2001
GLA open at end of period (000's)			
Wholly-owned	**5,299**	5,469	5,332
Partially-owned consolidated (1)	**3,273**	—	—
Partially-owned unconsolidated (2)	**324**	260	—
Managed	**434**	457	105
Total GLA at end of period (000's)	**9,330**	6,186	5,437
Weighted average GLA (000's) (1) (3)	**5,393**	5,011	4,877
Occupancy percentage at end of period (4)	**96%**	98%	96%
Per square foot data			
Revenues			
Base rentals	**$ 15.02**	$ 14.79	$ 14.62
Percentage rentals	**.59**	.71	.56
Expense reimbursements	**6.34**	5.96	5.89
Other income	**.66**	.65	.56
Total revenues	**22.61**	22.11	21.63
Expenses			
Property operating	**7.46**	6.96	6.73
General and administrative	**1.78**	1.84	1.68
Depreciation and amortization	**5.40**	5.58	5.61
Total expenses	**14.64**	14.38	14.02
Operating income	**7.97**	7.73	7.61
Interest expense	**4.91**	5.68	6.25
Income before equity in earnings of unconsolidated joint ventures, minority interest and discontinued operations	**$ 3.06**	$ 2.05	$ 1.36

(1) Includes nine centers totaling 3,273,041 square feet of which we own a one-third interest through a joint venture arrangement but consolidate for financial reporting purposes under FIN 46.

(2) Includes one center totaling 324,333 square feet of which we own a 50% interest through a joint venture arrangement.

(3) Represents GLA of wholly-owned and partially-owned consolidated operating properties weighted by months of operation. GLA is not adjusted for fluctuations in occupancy that may occur subsequent to the original opening date. Excludes GLA of properties for which their results are included in discontinued operations.

(4) Represents occupancy only at centers in which we have an ownership interest.

2003 COMPARED TO 2002

Base rentals increased $6.9 million, or 9%, in the 2003 period when compared to the same period in 2002. The increase is primarily due to the full year effect of the acquisition of our Howell, Michigan center in September 2002 along with our acquisition of additional GLA in January 2003 at our Sevierville, Tennessee center and subsequent expansion at that center in the summer of 2003. Also, in December 2003, through a joint venture of which we own a one-third interest, we completed the acquisition of nine properties in the Charter Oak portfolio which are consolidated for financial reporting purposes. Base rent per weighted average GLA increased by $.23 per square foot from $14.79 per square foot in the 2002 period to $15.02 per square foot in the 2003 period. The increase was attributable to the average initial base rent for new stores opened during 2003, $18.83, being 11.7% higher than the average base rent of $16.86 for stores closed during 2003. The overall portfolio occupancy at December 31, 2003 decreased 2% from 98% to 96% due to the acquired properties having a lower occupancy rate, 94%, than our portfolio, 97%, just prior to the acquisition. One center experienced a negative occupancy trend of at least 10% from December 31, 2002 to December 31, 2003.

Percentage rentals, which represent revenues based on a percentage of tenants' sales volume above predetermined levels (the "breakpoint"), decreased $362,000 or 10%, and on a weighted average GLA basis, decreased $.12 per square foot in 2003 compared to 2002 from $.71 per square foot to $.59 per square foot. Reported same-space sales per square foot for the twelve months ended December 31, 2003 were $301 per square foot, a 2.3% increase over the prior year ended December 31, 2002. Same-space sales is defined as the weighted average sales per square foot reported in space open for the full duration of each comparison period. Our ability to attract high volume tenants to many of our outlet centers continues to improve the average sales per square foot throughout our portfolio. However, many tenants' breakpoints are adjusted along with their base rent upon renewal, resulting in a reduction in percentage rentals, but an increase in base rentals.

Expense reimbursements, which represent the contractual recovery from tenants of certain common area maintenance, insurance, property tax, promotional, advertising and management expenses generally fluctuates consistently with the reimbursable property operating expenses to which it relates. Expense reimbursements, expressed as a percentage of property operating expenses, decreased to 85% in 2003 from 86% in 2002 primarily as a result of higher real estate taxes due to revaluations, increases in property insurance premiums and increases in other non-reimbursable expenses.

Other income increased $300,000, or 9%, in 2003 compared to 2002 primarily due to increases in vending and other miscellaneous income and an increase in fees from managed properties.

Property operating expenses increased by $5.4 million, or 15%, in the 2003 period as compared to the 2002 period and, on a weighted average GLA basis, increased $.50 per square foot from $6.96 to $7.46. The increase is the result of the additional operating costs of the Howell, Michigan center that we acquired in late September 2002 and the acquisition and expansion in our Sevierville, Tennessee center during 2003 as well as portfolio wide increases in advertising, common area maintenance and property taxes.

General and administrative expenses increased $337,000, or 4%, in the 2003 period as compared to the 2002 period. The increase is primarily due to normal increases in salaries and payroll taxes offset by a decrease in bad debt expense as compared to the prior year. Also, as a percentage of total revenues, general and administrative expenses were 8% in both the 2003 and 2002 periods and, on a weighted average GLA basis, decreased $.06 per square foot from $1.84 per square foot in the 2002 period to $1.78 per square foot in the 2003 period.

Interest expense decreased $2.0 million during 2003 as compared to 2002 due primarily to lower average interest rates during 2003 and a decrease in the overall debt level due to the use of the proceeds from the exercise of 890,540 share and unit options during the year to reduce outstanding debt. Also, during 2003, we purchased, at a 2% premium, $2.6 million of our outstanding 7.875% senior, unsecured public notes that mature in October 2004. The purchases were funded by amounts available under our unsecured lines of credit. These purchases bring the total amount of these notes purchased in the last three years to $27.5 million. The replacement of the 2004 bonds with funding through lines of credit provided us with a significant interest expense reduction as the lines of credit had a lower interest rate.

Depreciation and amortization per weighted average GLA decreased from $5.58 per square foot in the 2002 period to $5.40 per square foot in the 2003 period due to a lower mix of tenant finishing allowances included in buildings and improvements which are depreciated over shorter lives (i.e. over lives generally ranging from 3 to 10 years as opposed to other construction costs which are depreciated over lives ranging from 15 to 33 years).

Equity in earnings from unconsolidated joint ventures increased $427,000 in the 2003 period compared to the 2002 period due to the TWMB Associates, LLC ("TWMB") outlet center in Myrtle Beach, South Carolina being open for a full year in 2003 compared to six months in 2002 and an expansion of 64,000 square feet that occurred in 2003.

The decrease in discontinued operations is due to the gains on sales of our Ft. Lauderdale, Florida and Bourne, Massachusetts centers and the leased outparcels of land in Seymour, Indiana and Casa Grande, Arizona, all of which were sold in the 2002 period. In 2003, only the Martinsburg, West Virginia and Casa Grande, Arizona centers were sold and included in discontinued operations.

2002 COMPARED TO 2001

Base rentals increased $2.8 million, or 4%, in the 2002 period when compared to the same period in 2001. The increase is primarily due to the full nine months effect of an expansion at our San Marcos, Texas center which we completed during the fourth quarter of 2001 and the acquisition of our Howell, Michigan center in September 2002. Base rent per weighted average GLA increased by $.17 per square foot from $14.62 per square foot in the 2001 period compared to $14.79 per square foot in the 2002 period. The increase is the result of the addition of the San Marcos expansion to the portfolio which had a higher average base rent per square foot compared to the portfolio average and an increase of 2% in average base rent per square foot on approximately 1.0 million square feet renewed or re-tenanted during 2002. While the overall portfolio occupancy at December 31, 2002 increased 2% from 96% to 98% compared with the prior year end, two centers experienced negative occupancy trends which were offset by positive occupancy gains in other centers.

Percentage rentals increased $834,000 or 31%, and on a weighted average GLA basis, increased $.15 per square foot in 2002 compared to 2001. Reported same-space sales per square foot for the twelve months ended December 31, 2002 were $294 per square foot, a 1.4% increase over the prior year ended December 31, 2001. Same-space sales is defined as the weighted average sales per square foot reported in space open for the full duration of each comparison period. Our ability to attract high volume tenants to many of our outlet centers continues to improve the average sales per square foot throughout our portfolio. Reported tenant sales for 2002 for all Tanger Outlet Centers reached a record level of $1.5 billion.

Expense reimbursements, which represent the contractual recovery from tenants of certain common area maintenance, insurance, property tax, promotional, advertising and management expenses generally fluctuates consistently with the reimbursable property operating expenses to which it relates. Expense reimbursements, expressed as a percentage of property operating expenses, decreased to 86% in 2002 from 88% in 2001 primarily as a result of higher real estate taxes due to revaluations, increases in property insurance premiums and increases in other non-reimbursable expenses.

Other income increased $526,000, or 19%, in 2002 compared to 2001 primarily due to gains on sales of outparcels of land in 2002 included in other income, increases in vending and other miscellaneous income and the recognition of management, leasing and development fee revenue from our TWMB joint venture.

Property operating expenses increased by $2.0 million, or 6%, in the 2002 period as compared to the 2001 period and, on a weighted average GLA basis, increased $.23 per square foot from $6.73 to $6.96.

The increase is the result of increased costs in marketing, common area maintenance, real estate taxes, property insurance, and other non-reimbursable expenses.

General and administrative expenses increased $1.0 million, or 12%, in the 2002 period as compared to the 2001 period. The increase is primarily due to increases in performance based bonus accruals, travel, legal and other professional fees. Also, as a percentage of total revenues, general and administrative expenses were 8% in both the 2002 and 2001 periods and, on a weighted average GLA basis increased $.16 per square foot from $1.68 per square foot in the 2001 period to $1.84 per square foot in the 2002 period.

Interest expense decreased $2.0 million during 2002 as compared to 2001 due primarily to lower average interest rates during 2002 and a decrease in the overall debt level due to the use of a portion of the proceeds from our equity offering during the year to reduce outstanding debt. Also, beginning in the fourth quarter of 2001 and continuing through 2002, we purchased, primarily at par, approximately $24.9 million of our outstanding 7.875% senior, unsecured public notes that mature in October 2004. The purchases were funded by amounts available under our unsecured lines of credit. The replacement of the 2004 bonds with funding through lines of credit provided us with a significant interest expense reduction as the lines of credit had a lower interest rate.

Depreciation and amortization per weighted average GLA decreased slightly from $5.61 per square foot in the 2001 period to $5.58 per square foot in the 2002 period due to a lower mix of tenant finishing allowances included in buildings and improvements which are depreciated over shorter lives (i.e. over lives generally ranging from 3 to 10 years as opposed to other construction costs which are depreciated over lives ranging from 15 to 33 years).

Equity in earnings from unconsolidated joint ventures increased $392,000 in the 2002 period compared to the 2001 period due to the opening of the Myrtle Beach, South Carolina outlet center by TWMB in June of 2002.

The increase in discontinued operations is due to the gains on sales of our Ft. Lauderdale, Florida and Bourne, Massachusetts centers and the leased outparcels of land in Seymour, Indiana and Casa Grande, Arizona, all of which were sold in the 2002 period.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities was $44.8, $39.2 and $44.6 million for the years ended December 31, 2003, 2002 and 2001, respectively. The increase in cash provided from operating activities from 2002 to 2003 is primarily due to the increase in income after adjustments for non-cash items and changes in accounts payable and accrued expenses and other assets as well as a decrease of $2.0 million in interest expense. The increase in other assets is due primarily to the cash paid for the ground lease at the Rehoboth Beach, Delaware center acquired in December 2003. The decrease from 2001 to 2002 is due to changes in accounts payable and accrued expenses and other assets. Net cash used in investing activities amounted to $325.3, $26.4 and $23.3 million during 2003, 2002 and 2001, respectively, and reflects the acquisitions, expansions and dispositions of real estate during each year. Cash provided by (used in) financing activities of $289.3, ($12.2) and ($21.5) million in 2003, 2002 and 2001, respectively, has fluctuated consistently with the capital needed to fund the current development and acquisition activity and reflects increases in dividends paid during 2003, 2002 and 2001. Also, the increase in cash provided by financing activities in 2003 compared to 2002 is due primarily to the contribution by Blackstone related to COROC and the increase in net proceeds from the issuance of common shares in 2003 compared to 2002. In 2003, 2,300,000 common shares were issue versus 1,000,000 common shares in 2002. Also, approximately 763,000 more share and unit options were exercised in 2003 versus 2002.

Acquisitions and Dispositions

In January 2003, we acquired a 29,000 square foot, 100% leased expansion located contiguous to our existing factory outlet center in Sevierville, Tennessee at a purchase price of $4.7 million. Construction of an additional 35,000 square foot expansion of the center was completed during the third quarter and opened 100% occupied. The cost of the expansion was approximately $4.0 million. The Sevierville center now totals approximately 419,000 square feet.

In May 2003, we completed the sale of our 49,000 square foot property located in Martinsburg, West Virginia. Net proceeds received from the sale of this property were approximately $2.1 million. As a result of the sale, we recognized a loss on sale of real estate of approximately $735,000, which is included in discontinued operations.

In October 2003, we completed the sale of our 185,000 square foot property located in Casa Grande, Arizona. Net proceeds received from the sale of this property were approximately $6.6 million. As a result of the sale, we recognized a gain on sale of real estate of approximately $588,000, which is included in discontinued operations.

We have an option to purchase land and have begun the early development and leasing of a site located near Pittsburgh, Pennsylvania. We currently expect the center to be approximately 420,000 square feet upon total build out with the initial phase scheduled to open in the fourth quarter of 2005.

Joint Ventures

COROC Holdings, LLC

On December 19, 2003, COROC, a joint venture in which we have a one-third ownership interest and consolidate for financial reporting purposes under the provisions of Financial Accountings Standards Board Interpretation No. 46 ("FIN 46"), purchased the 3.3 million square foot Charter Oak portfolio of outlet center properties for $491.0 million, including the assumption of $186.4 million of cross-collateralized debt which has a stated, fixed interest rate of 6.59% and matures in July 2008. We recorded the debt at its fair value of $198.3 million, with an effective interest rate of 4.97%. Accordingly, a debt premium of $11.9 million was recorded and is being amortized over the life of the debt. We financed the majority of our share of the equity required for the transaction through the issuance of 2,300,000 common shares on December 10, 2003, generating approximately $88.0 million in net proceeds. The results of the Charter Oak portfolio have been included in the consolidated financial statements since December 19, 2003. The acquisition of the Charter Oak portfolio solidifies our position in the outlet industry. In addition, the centers acquired provide an excellent geographic fit, a diversified tenant portfolio and are in line with our strategy of creating an increased presence in high-end resort locations.

We will have joint control with Blackstone over major decisions. If Blackstone does not receive an annual minimum cash return of 6% on their invested capital during any of the first three years and 7% in any year thereafter, Blackstone shall gain the right to become the sole managing member of the joint venture with complete authority to act for the joint venture, including the ability to dispose of one or more of the joint venture properties to a third party. Based on current available cash flows from the properties, we do not believe there is a significant risk of default under this provision.

We will provide operating, management, leasing and marketing services to the properties and will earn an annual management and leasing fee equal to $1.00 per square foot of gross leasable area. We may also earn an additional annual incentive fee of up to approximately $800,000 if certain annual increases in the net operating income are met on an annual basis. These fees are payable prior to, and are not subordinate to, any member distributions that may be required. Blackstone shall have the right to terminate the management agreement for the joint venture if it does not receive its minimum cash return as described above.

After an initial 42-month lock-up period, either party can enter into an agreement for the sale of the Charter Oak portfolio, subject to a right of first offer of the other party to acquire the entire portfolio.

During the operation of the joint venture, Blackstone will receive a preferred cash distribution of 10% on their invested capital. We will then receive a preferred cash distribution of 10% on our invested capital. Any remaining cash flows from ongoing operations will be distributed one-third to Blackstone and two-thirds to us.

Upon exit or the sale of the properties, to the extent that cash is available, Blackstone will first receive a distribution equal to their invested capital and any unpaid preferred cash distribution, if any. We will then receive an unpaid preferred cash distribution, if any. Blackstone will then receive an additional 2% annual preferred cash distribution. We will then receive a distribution equal to our invested capital and an additional 2% annual preferred cash distribution. Finally, any remaining proceeds will be distributed one-third to Blackstone and two-thirds to us.

TWMB Associates, LLC

In September 2001, we established the TWMB Associates, LLC ("TWMB"), a joint venture in which we have a 50% ownership interest with Rosen-Warren Myrtle Beach LLC ("Rosen-Warren") as our venture partner, to construct and operate a Tanger Outlet center in Myrtle Beach, South Carolina. The Company and Rosen-Warren each contributed $4.3 million in cash for a total initial equity in TWMB of $8.6 million. In June 2002 the first phase opened 100% leased at a cost of approximately $35.4 million with approximately 260,000 square feet and 60 brand name outlet tenants.

During 2003, we completed our 64,000 square foot second phase. The second phase cost approximately $6.0 million. The Company and Rosen-Warren each contributed approximately $1.1 million toward the second phase which contains 22 additional brand name outlet tenants.

In addition, TWMB is currently underway with a 79,000 square foot third phase expansion of the Myrtle Beach center with an estimated cost of $9.7 million. TWMB expects to complete the expansion with stores commencing operations during the summer of 2004. The Company and Rosen-Warren each made capital contributions during the fourth quarter of 2003 of $1.7 million for the third phase. Upon completion of this third phase in 2004, TWMB's Myrtle Beach center will total 403,000 square feet. At December 31, 2003, commitments for construction of the third phase expansion amounted to $9.6 million. Commitments for construction represent only those costs contractually required to be paid by TWMB.

In conjunction with the construction of the center, TWMB closed on a construction loan in the amount of $36.2 million with Bank of America, NA (Agent) and SouthTrust Bank due in September 2005. As of December 31, 2003 the construction loan had a balance of $29.5 million. In August of 2002, TWMB entered into an interest rate swap agreement with Bank of America, NA effective through August 2004 with a notional amount of $19 million. Under this agreement, TWMB receives a floating interest rate based on the 30 day LIBOR index and pays a fixed interest rate of 2.49%. This swap effectively changes the payment of interest on $19 million of variable rate debt to fixed rate debt for the contract period at a rate of 4.49%. All debt incurred by this unconsolidated joint venture is collateralized by its property as well as joint and several guarantees by Rosen-Warren and the Company.

Either partner in TWMB has the right to initiate the sale or purchase of the other party's interest at certain times. If such action is initiated, one member would determine the fair market value purchase price of the venture and the other would determine whether they would take the role of seller or purchaser. The members' roles in this transaction would be determined by the tossing of a coin, commonly known as a Russian roulette provision. If either Rosen-Warren or we enact this provision and depending on our role in the transaction as either seller or purchaser, we could potentially incur a cash outflow for the purchase of Rosen-Warren's interest. However, we do not expect this event to occur in the near future based on the positive results and expectations of developing and operating an outlet center in the Myrtle Beach area.

Deer Park Enterprise, LLC

During the third quarter of 2003, we established a wholly-owned subsidiary, Tanger Deer Park, LLC ("Tanger Deer Park"). In September 2003, Tanger Deer Park entered into a joint venture agreement with two other members to create Deer Park Enterprise, LLC ("Deer Park"). All members in the joint venture have an equal ownership interest of 33.33%. Deer Park was formed for the purpose of, but not limited to, developing a site located in Deer Park, New York with approximately 790,000 square feet planned at total buildout. We expect the site will contain both outlet and big box retail tenants.

Each of the three members made an equity contribution of $1.6 million. In conjunction with the real estate purchase, Deer Park closed on a loan in the amount of $19 million with Fleet Bank due in October 2005 and a purchase money mortgage note with the seller in the amount of $7 million. Deer Park's Fleet loan incurs interest at a floating interest rate equal to LIBOR plus 2.00% and is collateralized by the property as well as joint and several guarantees by all three parties. The purchase money mortgage note bears no interest. However, interest has been imputed for financial statement purposes at a rate which approximates fair value.

In October 2003, Deer Park entered into a sale-leaseback transaction for the above mentioned real estate located in Deer Park, New York. The agreement consists of the sale of the property to Deer Park for $29 million which is being leased back to the seller under a 24 month operating lease agreement. Under the provisions of FASB Statement No. 67 "Accounting for Costs and Initial Rental Operations of Real Estate Projects", current rents received from this project, net of applicable expenses, are treated as incidental revenues and will be recognized as a reduction in the basis of the assets, as opposed to rental revenues over the life of the lease, until such time that the current project is demolished and the intended assets are constructed.

Any developments or expansions that we, or a joint venture that we are involved in, have planned or anticipated may not be started or completed as scheduled, or may not result in accretive net income or funds from operations. In addition, we regularly evaluate acquisition or disposition proposals and engage from time to time in negotiations for acquisitions or dispositions of properties. We may also enter into letters of intent for the purchase or sale of properties. Any prospective acquisition or disposition that is being evaluated or which is subject to a letter of intent may not be consummated, or if consummated, may not result in an increase in net income or funds from operations.

Preferred Share Redemption

On June 20, 2003, we redeemed all of our outstanding Series A Cumulative Convertible Redeemable Preferred Shares (the "Preferred Shares") held by the Preferred Stock Depositary in the form of Depositary Shares, each representing 1/10th of a Preferred Share. The redemption price was $250 per Preferred Share ($25 per Depositary Share), plus accrued and unpaid dividends, if any, to, but not including, the redemption date. In total, 787,008 of the Depositary Shares were converted into 709,078 common shares and we redeemed the remaining 14,889 Depositary Shares for $25 per share, plus accrued and unpaid dividends. We funded the redemption, totaling approximately $372,000, from cash flows from operations.

Financing Arrangements

During 2003, we purchased, at a 2% premium, $2.6 million of our outstanding 7.875% senior, unsecured public notes that mature in October 2004. The purchases were funded by amounts available under our unsecured lines of credit. These purchases bring the total amount of these notes purchased in the last three years to $27.5 million. We currently have authority from our Board of Directors to purchase an additional $22.4 million of our outstanding 7.875% senior, unsecured public notes and may, from time to time, do so at management's discretion.

At December 31, 2003, approximately 31% of our outstanding long-term debt represented unsecured borrowings and approximately 33% of the gross book value of our real estate portfolio was unencumbered. The average interest rate, including loan cost amortization, on average debt outstanding for the years ended December 31, 2003 and 2002 was 7.6% and 8.1%, respectively.

We intend to retain the ability to raise additional capital, including public debt or equity, to pursue attractive investment opportunities that may arise and to otherwise act in a manner that we believe to be in our shareholders' best interests. Prior to the 2002 and 2003 common share offerings, we had established a shelf registration to allow us to issue up to $400 million in either all debt or all equity or any combination thereof. In September 2002, we completed a public offering of 1,000,000 common shares at a price of $29.25 per share, receiving net proceeds of approximately $28.0 million. We used the net proceeds, together with other available funds, to acquire one outlet center in Howell, Michigan, to reduce the outstanding balance on our lines of credit and for general corporate purposes. In December 2003, we completed a public offering of 2,300,000 common shares at a price of $40.50 per share, receiving net proceeds of approximately $88.0 million. The net proceeds were used together with other available funds to finance our portion of the equity required to acquire the Charter Oak portfolio of outlet shopping centers and for general corporate purposes. In addition in January 2004, the underwriters of the December 2003 offering exercised in full their over-allotment option to purchase an additional 345,000 common shares at the offering price of $40.50 per share. We received net proceeds of approximately $13.2 million from the exercise of the over-allotment. To generate capital to reinvest into other attractive investment opportunities, we may also consider the use of additional operational and developmental joint ventures, selling certain properties that do not meet our long-term investment criteria as well as outparcels on existing properties.

We maintain unsecured, revolving lines of credit that provide for unsecured borrowings up to $100 million at December 31, 2003, an increase of $15 million in capacity from December 31, 2002. During 2003, we extended the maturity of all lines of credit to June 30, 2005. Based on cash provided by operations, existing credit facilities, ongoing negotiations with certain financial institutions and our ability to sell debt or equity subject to market conditions, we believe that we have access to the necessary financing to fund the planned capital expenditures during 2004.

We anticipate that adequate cash will be available to fund our operating and administrative expenses, regular debt service obligations, and the payment of dividends in accordance with Real Estate Investment Trust ("REIT") requirements in both the short and long term. Although we receive most of our rental payments on a monthly basis, distributions to shareholders are made quarterly and interest payments on the senior, unsecured notes are made semi-annually. Amounts accumulated for such payments will be used in the interim to reduce the outstanding borrowings under the existing lines of credit or invested in short-term money market or other suitable instruments.

Contractual Obligations and Commercial Commitments

The following table details our contractual obligations over the next five years and thereafter as of December 31, 2003 (in thousands):

Contractual Obligations	2004	2005	2006	2007	2008	Thereafter
Debt	$ 53,530	$ 49,253	$ 59,410	$ 6,344	$ 274,430	$ 85,500
Operating leases	2,941	2,855	2,768	2,675	2,402	87,556
	$ 56,471	$ 52,108	$ 62,178	$ 9,019	$ 276,832	$ 173,056

Our debt agreements require the maintenance of certain ratios, including debt service coverage and leverage, and limit the payment of dividends such that dividends and distributions will not exceed funds from operations, as defined in the agreements, for the prior fiscal year on an annual basis or 95% of funds from operations on a cumulative basis. We have historically been and currently are in compliance with all of our debt covenants. We expect to remain in compliance with all our existing debt covenants; however, should circumstances arise that would cause us to be in default, the various lenders would have the ability to accelerate the maturity on our outstanding debt.

We operate in a manner intended to enable us to qualify as a REIT under the Internal Revenue Code (the "Code"). A REIT which distributes at least 90% of its taxable income to its shareholders each year and which meets certain other conditions is not taxed on that portion of its taxable income which is distributed to its shareholders. Based on our 2003 taxable income to shareholders, we were required to distribute approximately $2.1 million in order to maintain our REIT status as described above. We distributed approximately $24,211,000 to common shareholders based on our current dividend level, which significantly exceeds our required distributions. If events were to occur that would cause our dividend to be reduced, we believe we still have an adequate margin regarding required dividend payments based on our historic dividend and taxable income levels to maintain our REIT status.

The following table details our commercial commitments as of December 31, 2003 (in thousands):

Commercial Commitments	2005
Lines of credit	$ 77,350
Unconsolidated joint venture construction commitments	9,618
Unconsolidated joint venture guarantees	55,200
	$ 142,168

We currently maintain four unsecured, revolving credit facilities with major national banking institutions, totaling $100 million. As of December 31, 2003 amounts outstanding under these credit facilities totaled $22.65 million. All four credit facilities expire in June 2005.

We are party to a joint and several guarantee with respect to the $36.2 million construction loan obtained by TWMB. We are also party to a joint and several guarantee with respect to the $19 million loan obtained by Deer Park. We are only responsible for a guarantee equal to our ownership interest percentage of one-third. See "Joint Ventures" section above for further discussion of the guarantees.

RELATED PARTY TRANSACTIONS

As noted above in "Joint Ventures", we are a 50% owner of the TWMB joint venture. TWMB pays us management, leasing and development fees for services provided to the joint venture. During 2003 and 2002, we recognized approximately $174,000 and $74,000 in management fees, $214,000 and $259,000 in leasing fees and $9,000 and $76,000 in development fees.

MARKET RISK

We are exposed to various market risks, including changes in interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates. We do not enter into derivatives or other financial instruments for trading or speculative purposes.

To manage our exposure to interest rate changes, we negotiate long-term fixed rate debt instruments and from time to time enter into interest rate swap agreements. The swaps involve the exchange of fixed and variable interest rate payments based on a contractual principal amount and time period. Payments or receipts on the agreements are recorded as adjustments to interest expense. At December 31, 2003, TWMB had an interest rate swap agreement effective through August 2004 with a notional amount of $19 million. Under this agreement, TWMB receives a floating interest rate based on the 30 day LIBOR index and pays a fixed interest rate of 2.49%. This swap effectively changes the payment of interest on $19 million of variable rate construction debt to fixed debt for the contract period at a rate of 4.49%.

The fair value of the interest rate swap agreement represents the estimated receipts or payments that would be made to terminate the agreement. At December 31, 2003, TWMB would have paid approximately $165,000 to terminate the agreement. A 1% decrease in the 30 day LIBOR index would increase the amount paid by TWMB by $129,000 to approximately $294,000. The fair value is based on dealer quotes, considering current interest rates and remaining term to maturity. TWMB does not intend to terminate the interest rate swap agreement prior to its maturity. The fair value of this derivative is currently recorded as a liability in TWMB's Balance Sheet; however, if held to maturity, the value of the swap will be zero at that time.

The fair market value of long-term fixed interest rate debt is subject to interest rate risk. Generally, the fair market value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise. The estimated fair value of our total long-term debt at December 31, 2003 was $571.5 million while the recorded value was $540.3 million, respectively. A 1% increase from prevailing interest rates at December 31, 2003 would result in a decrease in fair value of total long-term debt by approximately $10.0 million. Fair values were determined from quoted market prices, where available, using current interest rates considering credit ratings and the remaining terms to maturity.

CRITICAL ACCOUNTING POLICIES

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Principles of Consolidation

The consolidated financial statements include our accounts, our wholly-owned subsidiaries, as well as the Operating Partnership and its subsidiaries. Intercompany balances and transactions have been eliminated in consolidation. Investments in real estate joint ventures that represent non-controlling ownership interests are accounted for using the equity method of accounting. Under the provisions of FIN 46, we are considered the primary beneficiary of our joint venture, COROC. Therefore, the results of operations and financial position of COROC are included in our Consolidated Financial Statements.

In January of 2003, the FASB issued FIN 46 which clarifies the application of existing accounting pronouncements to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of FIN 46 are effective immediately for all variable interests in variable interest entities created after January 31, 2003 and we will apply its provisions to any variable interests in variable interest entities existing as of January 31, 2003 as of March 31, 2004 and thereafter. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. We have evaluated Deer Park, which was created after January 31, 2003 (Note 5) and have determined that under the current facts and circumstances we will not be required to consolidate this entity under the provisions of FIN 46. We are in the process of evaluating TWMB, a joint venture in which we have a 50% ownership interest with Rosen-Warren as our venture partner, which was created prior to January 31, 2003 (Note 5) in order to determine whether the entity is a variable interest entity and whether we are considered to be the primary beneficiary or whether we hold a significant variable interest. TWMB is a joint venture arrangement where it is possible that we may be required to consolidate or disclose additional information about our 50% interest in TWMB in the future. Our maximum exposure to loss as a result of our involvement in this joint venture, $41.9 million, is equal to our investment in the joint venture, $5.7 million, and our obligation under our joint and several guarantee of TWMB's debt, $36.2 million.

Acquisition of Real Estate

In accordance with Statement of Financial Accounting Standards No. 141 "Business Combinations" ("FAS 141"), we allocate the purchase price based on the fair value of land, building, tenant improvements, debt and deferred lease costs and other intangibles, such as the value of leases with above or below market rents, origination costs associated with the in-place leases, and the value of in-place leases and tenant relationships, if any. We depreciate the amount allocated to building, deferred lease costs and other intangible assets over their estimated useful lives, which generally range from three to 40 years. The values of the above and below market leases are amortized and recorded as either an increase (in the case of below market leases) or a decrease (in the case of above market leases) to rental income over the remaining term of the associated lease. The value associated with in-place leases and tenant relationships is amortized over the expected term of the relationship, which includes an estimated probability of the lease renewal and its estimated term. If a tenant vacates its space prior to the contractual termination of the lease and no rental payments are being made on the lease, any unamortized balance of the related deferred lease costs will be written off. The tenant improvements and origination costs are amortized as an expense over the remaining life of the lease (or charged against earnings if the lease is terminated prior to its contractual expiration date). We assess fair value based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information.

If we do not allocate appropriately to the separate components of rental property, deferred lease costs and other intangibles or if we do not estimate correctly the total value of the property or the useful lives of the assets, our computation of depreciation expense may be significantly understated or overstated.

Cost Capitalization

We capitalize all fees and costs incurred to initiate operating leases, including certain general and overhead costs, as deferred charges. The amount of general and overhead costs we capitalized is based on our estimate of the amount of costs directly related to executing these leases. We amortize these costs to expense over the estimated average minimum lease term.

We capitalize all costs incurred for the construction and development of properties, including certain general and overhead costs. The amount of general and overhead costs we capitalize is based on our estimate of the amount of costs directly related to the construction or development of these assets. Direct costs to acquire assets are capitalized once the acquisition becomes probable.

If we incorrectly estimate the amount of costs to capitalize, our financial condition and results of operations could be adversely affected.

Impairment of Long-Lived Assets

Rental property held and used by us is reviewed for impairment in the event that facts and circumstances indicate the carrying amount of an asset may not be recoverable. In such an event, we compare the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount, and if less, recognize an impairment loss in an amount by which the carrying amount exceeds its fair value. If we do not recognize impairments at appropriate times and in appropriate amounts, our consolidated balance sheet may overstate the value of our long-lived assets. We believe that no impairment existed at December 31, 2003.

Revenue Recognition

Base rentals are recognized on a straight-line basis over the term of the lease. Substantially all leases contain provisions which provide additional rents based on tenants' sales volume ("percentage rentals") and reimbursement of the tenants' share of advertising and promotion, common area maintenance, insurance and real estate tax expenses. Percentage rentals are recognized when specified targets that trigger the contingent rent are met. Expense reimbursements are recognized in the period the applicable expenses are incurred. Payments received from the early termination of leases are recognized as revenue over the remaining lease term, as adjusted to reflect the early termination date.

FUNDS FROM OPERATIONS

Funds from Operations ("FFO"), represents income before extraordinary items and gains (losses) on sale or disposal of depreciable operating properties, plus depreciation and amortization uniquely significant to real estate and after adjustments for unconsolidated partnerships and joint ventures.

FFO is intended to exclude GAAP historical cost depreciation of real estate, which assumes that the value of real estate assets diminish ratably over time. Historically, however, real estate values have risen or fallen with market conditions. Because FFO excludes depreciation and amortization unique to real estate, gains and losses from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, development activities and interest costs, providing perspective not immediately apparent from net income.

We present FFO because we consider it an important supplemental measure of our operating performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, any of which present FFO when reporting their results. FFO is widely used by us and others in our industry to evaluate and price potential acquisition candidates. The National Association of Real Estate Investment Trusts, Inc., of which we are a member, has encouraged its member companies to report their FFO as a supplemental, industry-wide standard measure of REIT operating performance. In addition, our employment agreements with certain members of management base bonus compensation on our FFO performance.

FFO has significant limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

- FFO does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;
- FFO does not reflect changes in, or cash requirements for, our working capital needs;
- Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and FFO does not reflect any cash requirements for such replacements;
- FFO may reflect the impact of earnings or charges resulting from matters which may not be indicative of our ongoing operations; and
- Other companies in our industry may calculate FFO differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, FFO should not be considered as a measure of discretionary cash available to us to invest in the growth of our business or our dividend paying capacity. We compensate for these limitations by relying primarily on our GAAP results and using FFO only supplementally. See the Statements of Cash Flow included in our consolidated financial statements.

Below is a calculation of FFO for the years ended December 31, 2003, 2002 and 2001 as well as other data for those respective periods (in thousands):

Funds from Operations:	2003	2002	2001
Net income	$ 12,849	$ 11,007	$ 7,112
Adjusted for			
Minority interest in operating partnership	3,579	2,315	1,340
Minority interest adjustment – consolidated joint venture	(33)	—	—
Minority interest, depreciation and amortization attributable to discontinued operations	543	2,006	1,934
Depreciation and amortization uniquely significant to real estate – consolidated	28,853	27,647	27,044
Depreciation and amortization uniquely significant to real estate – unconsolidated joint venture	1,101	422	—
Loss (gain) on sale or disposal of real estate	147	(1,702)	—
Funds from operations (1)	$ 47,039	$ 41,695	$ 37,430
Weighted average shares outstanding (2)	13,641	12,271	11,707

(1) For the year ended December 31, 2002 includes $728 in gains on sales of outparcels of land.

(2) Assumes the partnership units of the Operating Partnership held by the minority interest, preferred shares of the Company and share and unit optionsare converted to common shares of the Company.

NEW ACCOUNTING PRONOUNCEMENTS

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("FAS 150"), effective at the beginning of the first interim period beginning after June 15, 2003. The FASB initiated its liabilities and equity project in response to concerns regarding the current balance sheet classifications of certain financial instruments. The standard specifies that instruments within its scope, which include mandatorily redeemable financial instruments, obligations to repurchase the issuer's equity shares by transferring assets, and certain obligations to issue a variable number of shares, represent obligations of the issuer and, therefore, the issuer must classify them as liabilities. We adopted this statement effective July 1, 2003, and it had no impact on our results of operations or financial position.

ECONOMIC CONDITIONS AND OUTLOOK

The majority of our leases contain provisions designed to mitigate the impact of inflation. Such provisions include clauses for the escalation of base rent and clauses enabling us to receive percentage rentals based on tenants' gross sales (above predetermined levels, which we believe often are lower than traditional retail industry standards) which generally increase as prices rise. Most of the leases require the tenant to pay their share of property operating expenses, including common area maintenance, real estate taxes, insurance and advertising and promotion, thereby reducing exposure to increases in costs and operating expenses resulting from inflation.

While factory outlet stores continue to be a profitable and fundamental distribution channel for brand name manufacturers, some retail formats are more successful than others. As typical in the retail industry, certain tenants have closed, or will close, certain stores by terminating their lease prior to its natural expiration or as a result of filing for protection under bankruptcy laws.

During 2004, we have approximately 1,790,000 square feet or 20% of our portfolio coming up for renewal. If we are unable to successfully renew or release a significant amount of this space on favorable economic terms, the loss in rent could have a material adverse effect on our results of operations.

We renewed 80% of the 1,070,000 square feet that came up for renewal in 2003 with the existing tenants at an average base rental rate approximately equal to the expiring rate. We also re-tenanted 272,000 square feet during 2003 at a 4% increase in the average base rental rate.

Existing tenants' sales have remained stable and renewals by existing tenants have remained strong. The existing tenants have already renewed approximately 449,000, or 25%, of the square feet scheduled to expire in 2004 as of February 1, 2004. In addition, we continue to attract and retain additional tenants. Our factory outlet centers typically include well-known, national, brand name companies. By maintaining a broad base of creditworthy tenants and a geographically diverse portfolio of properties located across the United States, we reduce our operating and leasing risks. No one tenant (including affiliates) accounts for more than 6% of our combined base and percentage rental revenues. Accordingly, we do not expect any material adverse impact on our results of operation and financial condition as a result of leases to be renewed or stores to be released.

As of December 31, 2003, occupancy at our portfolio of centers in which we have an ownership interest decreased 2% from 98% to 96% compared to December 31, 2002 due to the acquired properties having a lower occupancy rate, 94%, than our original Tanger portfolio, 97%, just prior to the acquisition. Consistent with our long-term strategy of re-merchandising centers, we will continue to hold space off the market until an appropriate tenant is identified. While we believe this strategy will add value to our centers in the long-term, it may reduce our average occupancy rates in the near term.

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF TANGER FACTORY OUTLET CENTERS, INC. AND SUBSIDIARIES:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Tanger Factory Outlet Centers, Inc. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 2 and 4, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 46 (revised December 2003) "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51" for entities created after January 31, 2003.

PricewaterhouseCoopers LLP

Raleigh, NC

March 5, 2004

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31, 2003	December 31, 2002
ASSETS		
Rental Property		
Land	**$ 119,833**	$ 51,274
Buildings, improvements and fixtures	**958,720**	571,125
	1,078,553	622,399
Accumulated depreciation	**(192,698)**	(174,199)
Rental property, net	**885,855**	448,200
Cash and cash equivalents	**9,836**	1,072
Deferred charges, net	**68,568**	10,104
Other assets	**23,178**	18,299
Total assets	**$ 987,437**	$ 477,675
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Debt		
Senior, unsecured notes	**$ 147,509**	$ 150,109
Mortgages payable	**370,160**	174,421
Lines of credit	**22,650**	20,475
	540,319	345,005
Construction trade payables	**4,345**	3,310
Accounts payable and accrued expenses	**18,025**	15,095
Total liabilities	**562,689**	363,410
Commitments and contingencies		
Minority interest		
Consolidated joint venture	**218,148**	—
Operating partnership	**39,182**	23,630
Total minority interest	**257,330**	23,630
Shareholders' equity		
Preferred shares, $.01 par value, 1,000,000 shares authorized, 0 and 80,190 shares issued and outstanding at December 31, 2003 and 2002	—	1
Common shares, $.01 par value, 50,000,000 shares authorized, 12,960,643 and 9,061,025 shares issued and outstanding at December 31, 2003 and 2002	**130**	90
Paid in capital	**250,070**	161,192
Distributions in excess of net income	**(82,737)**	(70,485)
Accumulated other comprehensive loss	**(45)**	(163)
Total shareholders' equity	**167,418**	90,635
Total liabilities and shareholders' equity	**$ 987,437**	$ 477,675

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Year Ended December 31, 2003	2002	2001
REVENUES			
Base rentals	$ 81,039	$ 74,117	$ 71,295
Percentage rentals	3,190	3,552	2,718
Expense reimbursements	34,181	29,878	28,748
Other income	3,562	3,262	2,736
Total revenues	121,972	110,809	105,497
EXPENSES			
Property operating	40,235	34,882	32,848
General and administrative	9,561	9,224	8,220
Depreciation and amortization	29,124	27,941	27,339
Total expenses	78,920	72,047	68,407
Operating income	43,052	38,762	37,090
Interest expense	26,486	28,460	30,472
Income before equity in earnings of unconsolidated joint ventures, minority interest and discontinued operations	16,566	10,302	6,618
Equity in earnings of unconsolidated joint ventures	819	392	—
Minority interest			
Consolidated joint venture	(941)	—	—
Operating partnership	(3,579)	(2,315)	(1,340)
Income from continuing operations	12,865	8,379	5,278
Discontinued operations	(16)	2,628	1,834
Net income	12,849	11,007	7,112
Less applicable preferred share dividends	(806)	(1,771)	(1,771)
Net income available to common shareholders	$ 12,043	$ 9,236	$ 5,341
Basic earnings per common share			
Income from continuing operations	$ 1.20	$ .79	$ .44
Net income	$ 1.20	$ 1.11	$ .67
Diluted earnings per common share			
Income from continuing operations	$ 1.17	$ .77	$ .44
Net income	$ 1.17	$ 1.08	$ .67

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands, except share data)

	Preferred Shares	Common Shares	Paid in Capital	Distributions in Excess of Net Income	Accumlated Other Comprehensive Loss	Total Shareholders' Equity
Balance, December 31, 2000	$ 1	$ 79	$ 136,358	$ (45,561)	$ —	$ 90,877
Comprehensive income						
Net income	—	—	—	7,112	—	7,112
Other comprehensive (loss)	—	—	—	—	(704)	(704)
Total comprehensive income	—	—	—	7,112	(704)	6,408
Issuance of 10,800 common shares upon exercise of unit options	—	—	201	—	—	201
Adjustment for minority interest in the Operating Partnership	—	—	(30)	—	—	(30)
Preferred dividends ($21.96 per share)	—	—	—	(1,770)	—	(1,770)
Common dividends ($2.44 per share)	—	—	—	(19,315)	—	(19,315)
Balance, December 31, 2001	$ 1	$ 79	$ 136,529	$ (59,534)	$ (704)	$ 76,371
Comprehensive income						
Net income	—	—	—	11,007	—	11,007
Other comprehensive gain	—	—	—	—	541	541
Total comprehensive income	—	—	—	11,007	541	11,548
Conversion of 410 preferred shares into 3,694 common shares	—	—	—	—	—	—
Issuance of 127,620 common shares upon exercise of unit options	—	1	2,793	—	—	2,794
Issuance of 1,000,000 common shares, net of issuance costs of $1.3 million	—	10	27,950	—	—	27,960
Adjustment for minority interest in the Operating Partnership	—	—	(6,080)	—	—	(6,080)
Preferred dividends ($22.05 per share)	—	—	—	(1,771)	—	(1,771)
Common dividends ($2.45 per share)	—	—	—	(20,187)	—	(20,187)
Balance, December 31, 2002	$ 1	$ 90	$ 161,192	$ (70,485)	$ (163)	$ 90,635
Comprehensive income						
Net income	—	—	—	12,849	—	12,849
Other comprehensive gain	—	—	—	—	118	118
Total comprehensive income	—	—	—	12,849	118	12,967
Conversion of 78,701 preferred shares into 709,078 common shares	(1)	7	(6)	—	—	—
Redemption of 1,489 preferred shares	—	—	(372)	—	—	(372)
Compensation under Unit Option Plan	—	—	80	—	—	80
Issuance of 890,540 common shares upon exercise of unit options	—	10	20,603	—	—	20,613
Issuance of 2,300,000 common shares, net of issuance costs of $5.2 million	—	23	87,969	—	—	87,992
Adjustment for minority interest in the Operating Partnership	—	—	(19,396)	—	—	(19,396)
Preferred dividends ($13.21 per share)	—	—	—	(890)	—	(890)
Common dividends ($2.46 per share)	—	—	—	(24,211)	—	(24,211)
Balance, December 31, 2003	$ —	$ 130	$ 250,070	$ (82,737)	$ (45)	$ 167,418

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31, 2003	2002	2001
OPERATING ACTIVITIES			
Net income	**$ 12,849**	$ 11,007	$ 7,112
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	**29,697**	28,989	28,572
Amortization of deferred financing costs	**1,304**	1,209	1,309
Equity in earnings of unconsolidated joint ventures	**(819)**	(392)	—
Minority interest consolidated joint venture	**941**	—	—
Minority interest operating partnership	**3,550**	3,273	2,042
Loss on extinguishment of debt	—	—	338
Compensation under Unit Option Plan	**102**	—	—
(Gain) loss on sale of real estate	**147**	(1,702)	—
(Gain) on sale of outparcels of land	—	(728)	—
Amortization of premium on assumed indebtedness	**(149)**	—	—
Market rent rate adjustment	**(37)**	—	—
Straight-line base rent adjustment	**149**	248	342
Increase (decrease) due to changes in			
Other assets	**(6,194)**	(2,168)	2,213
Accounts payable and accrued expenses	**3,246**	(569)	2,698
Net cash provided by operating activites	**44,786**	39,167	44,626
INVESTING ACTIVITIES			
Acquisition of rental properties	**(324,557)**	(37,500)	—
Additions to rental properties	**(9,342)**	(5,847)	(20,368)
Additions to investments in unconsolidated joint ventures	**(4,270)**	(130)	(4,068)
Additions to deferred lease costs	**(1,576)**	(1,630)	(1,618)
Net proceeds from sale of real estate	**8,671**	21,435	723
Increase (decrease) in escrow from rental property sale	**4,008**	(4,008)	—
Distributions received from unconsolidated joint ventures	**1,775**	520	—
Other	**(2)**	797	2,062
Net cash used in investing activities	**(325,293)**	(26,363)	(23,269)
FINANCING ACTIVITIES			
Cash dividends paid	**(25,101)**	(21,958)	(21,085)
Distributions to minority interest operating partnership	**(7,453)**	(7,424)	(7,394)
Net proceeds from sale of common shares	**87,992**	27,960	—
Contributions from minority interest partner in consolidated joint venture	**217,207**	—	—
Proceeds from issuance of debt	**133,631**	126,320	279,075
Repayments of debt	**(136,574)**	(139,510)	(267,723)
Additions to deferred financing costs	**(672)**	(429)	(4,550)
Payments for redemption of preferred shares	**(372)**	—	—
Proceeds from exercise of share and unit options	**20,613**	2,794	201
Net cash provided by (used in) financing activities	**$ 289,271**	$ (12,247)	$ (21,476)
Net increase (decrease) in cash and cash equivalents	**8,764**	557	(119)
Cash and cash equivalents, beginning of period	**1,072**	515	634
Cash and cash equivalents, end of period	**$ 9,836**	$ 1,072	$ 515

The accompanying notes are an integral part of these consolidated financial statements.

1. ORGANIZATION OF THE COMPANY

Tanger Factory Outlet Centers, Inc., a fully-integrated, self-administered, self-managed real estate investment trust ("REIT"), develops, owns and operates factory outlet centers. Recognized as one of the largest owners and operators of factory outlet centers in the United States, we have ownership interests in or management responsibilities for 40 centers in 23 states totaling approximately 9.3 million feet of gross leasable area at the end of 2003. We provide all development, leasing and management services for our centers. Unless the context indicates otherwise, the term "Company" refers to Tanger Factory Outlet Centers, Inc. and subsidiaries and the term "Operating Partnership" refers to Tanger Properties Limited Partnership and subsidiaries. The terms "we", "our" and "us" refer to the Company or the Company and the Operating Partnership together, as the text requires.

Our factory outlet centers and other assets are held by, and all of our operations are conducted by, Tanger Properties Limited Partnership. The majority of the units of partnership interest issued by the Operating Partnership (the "Units") are held by two wholly-owned subsidiaries, the Tanger GP Trust and the Tanger LP Trust. The Tanger GP Trust controls the Operating Partnership as its sole general partner. The Tanger LP Trust holds a limited partnership interest. All of the remaining Units are owned by the Tanger Family through the Tanger Family Limited Partnership ("TFLP"). TFLP holds a limited partnership interest in and is the minority owner of the Operating Partnership. Stanley K. Tanger, the Company's Chairman of the Board and Chief Executive Officer, is the sole general partner of TFLP.

As of December 31, 2003, our wholly-owned subsidiaries owned 12,960,643 Units and TFLP owned 3,033,305 Units. TFLP's Units are exchangeable, subject to certain limitations to preserve our status as a REIT, on a one-for-one basis for our common shares.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The consolidated financial statements include our accounts, our wholly-owned subsidiaries, as well as the Operating Partnership and its subsidiaries. Intercompany balances and transactions have been eliminated in consolidation. Investments in real estate joint ventures that represent non-controlling ownership interests are accounted for using the equity method of accounting. We are considered the primary beneficiary of our joint venture, COROC Holdings, LLC ("COROC"), under the provisions of Financial Accountings Standards Board Interpretation No. 46 ("FIN 46"). Therefore, the results of operations and financial position of COROC are included in our Consolidated Financial Statements.

In January of 2003, the FASB issued FIN 46 which clarifies the application of existing accounting pronouncements to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of FIN 46 are effective immediately for all variable interests in variable interest entities created after January 31, 2003 and we will apply its provisions to any variable interests in variable interest entities existing as of January 31, 2003 as of March 31, 2004 and thereafter. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. We have evaluated Deer Park, which was created after January 31, 2003 (Note 5) and have determined that under the current facts and circumstances we will not be required to consolidate this entity under the provisions of FIN 46. We are in the process of evaluating TWMB Associates, LLC ("TWMB"), a joint venture in which we have a 50% ownership interest with Rosen-Warren Myrtle Beach LLC ("Rosen-Warren") as our venture partner, which was created prior to January 31, 2003 (Note 5) in order to determine whether the entity is a variable interest entity and whether we are considered to be the primary beneficiary or whether we hold a significant variable interest. TWMB is a joint venture arrangement where it is possible that we may be required to consolidate or disclose additional information about our 50% interest in TWMB in the future. Our maximum exposure to loss as a result of our involvement in this joint venture, $41.9 million, is equal to our investment in the joint venture, $5.7 million, and our obligation under our joint and several guarantee of TWMB's debt, $36.2 million.

Minority Interest – "Minority Interest Operating Partnership" reflects TFLP's percentage ownership of the Operating Partnership's Units. Income is allocated to TFLP based on its respective ownership interest. "Minority Interest Consolidated Joint Venture" reflects our partner's ownership interest in the COROC joint venture which is consolidated under the provisions of FIN 46.

Reclassifications - Certain amounts in the 2002 and 2001 financial statements have been reclassified to conform to the 2003 presentation.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Operating Segments - We aggregate the financial information of all centers into one reportable operating segment because the centers all have similar economic characteristics and provide similar products and services to similar types and classes of customers.

Rental Property - Rental properties are recorded at cost less accumulated depreciation. Costs incurred for the construction and development of properties, including certain general and overhead costs, are capitalized. The amount of general and overhead costs capitalized is based on our estimate of the amount of costs directly related to the construction or development of these assets. Direct costs to acquire assets are capitalized once the acquisition becomes probable. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets. We generally use estimated lives ranging from 25 to 33 years for buildings, 15 years for land improvements and seven years for equipment. Expenditures for ordinary maintenance and repairs are charged to operations as incurred while significant renovations and improvements, including tenant finishing allowances, that improve and/or extend the useful life of the asset are capitalized and depreciated over their estimated useful life.

In accordance with Statement of Financial Accounting Standards No. 141 "Business Combinations" ("FAS 141"), we allocate the purchase price based on the fair value of land, building, tenant improvements, debt and deferred lease costs and other intangibles, such as the value of leases with above or below market rents, origination costs associated with the in-place leases, and the value of in-place leases and tenant relationships, if any. We depreciate the amount allocated to building, deferred lease costs and other intangible assets over their estimated useful lives, which generally range from three to 40 years. The values of the above and below market leases are amortized and recorded as either an increase (in the case of below market leases) or a decrease (in the case of above market leases) to rental income over the remaining term of the associated lease. The value associated with in-place leases and tenant relationships is amortized over the expected term of the relationship, which includes an estimated probability of the lease renewal and its estimated term. If a tenant vacates its space prior to the contractual termination of the lease and no rental payments are being made on the lease, any unamortized balance of the related deferred lease costs will be written off. The tenant improvements and origination costs are amortized as an expense over the remaining life of the lease (or charged against earnings if the lease is terminated prior to its contractual expiration date). We assess fair value based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information.

Buildings, improvements and fixtures consist primarily of permanent buildings and improvements made to land such as landscaping and infrastructure and costs incurred in providing rental space to tenants. Interest costs capitalized during 2003, 2002 and 2001 amounted to $141,000, $172,000 and $551,000 and development costs capitalized amounted to $479,000, $467,000 and $616,000, respectively. Depreciation expense for each of the years ended December 31, 2003, 2002 and 2001 was $27,211,000, $26,906,000 and $26,585,000, respectively.

The pre-construction stage of project development involves certain costs to secure land control and zoning and complete other initial tasks essential to the development of the project. These costs are transferred from other assets to rental property under construction when the pre-construction tasks are completed. Costs of potentially unsuccessful pre-construction efforts are charged to operations when the project is abandoned.

Cash and Cash Equivalents - All highly liquid investments with an original maturity of three months or less at the date of purchase are considered to be cash and cash equivalents. Cash balances at a limited number of banks may periodically exceed insurable amounts. We believe that we mitigate our risk by investing in or through major financial institutions. Recoverability of investments is dependent upon the performance of the issuer.

Deferred Charges - Deferred lease costs and other intangible assets consist of fees and costs incurred, including certain general and overhead costs, to initiate operating leases and are amortized over the average minimum lease term. Deferred lease costs and other intangible assets also include the value of leases and origination costs deemed to have been acquired in real estate acquisitions in accordance with FAS 141. See "Rental Property" under this section above for a discussion. Deferred financing costs include fees and costs incurred to obtain long-term financing and are amortized over the terms of the respective loans. Unamortized deferred financing costs are charged to expense when debt is retired before the maturity date.

Guarantees of Indebtedness - In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45, "Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FIN 45 applies to all guarantees entered into or modified after December 31, 2002. Based on this criterion, the guarantee of indebtedness by us in our Deer Park Enterprise, LLC joint venture ("Deer Park") (Note 5) is accounted for under the provisions of FIN 45. FIN 45 requires the guarantor to recognize a liability for the non-contingent component of the guarantee; this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. We recorded at inception, the fair value of our guarantee of the Deer Park joint venture's debt as a debit to our investment in Deer Park and a credit to a liability. We have elected to account for the release from obligation under the guarantee by the straight-line amortization method over the life of the guarantee.

Impairment of Long-Lived Assets – Rental property held and used by us is reviewed for impairment in the event that facts and circumstances indicate the carrying amount of an asset may not be recoverable. In such an event, we compare the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount, and if less, recognize an impairment loss in an amount by which the carrying amount exceeds its fair value. We believe that no material impairment existed at December 31, 2003.

On January 1, 2002 we adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"), which replaces FAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("FAS 121"). FAS 144 retains the requirements of FAS 121 to recognize an impairment loss only if the carrying amount of a held and used long-lived asset is not recoverable from its undiscounted cash flows and to measure an impairment loss as the difference between the carrying amount and fair value of the asset. The provisions of FAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001.

Under both FAS No. 121 and 144, real estate assets designated as held for sale are stated at their fair value less costs to sell. We classify real estate as held for sale when it meets the requirements of FAS 144 and our Board of Directors approves the sale of the assets. Subsequent to this classification, no further depreciation is recorded on the assets. Under FAS No. 121, the operating results of real estate assets held for sale are included in continuing operations. Upon implementation of FAS 144, the operating results of newly designated real estate assets held for sale and for assets sold are included in discontinued operations in our results of operations.

Derivatives - We selectively enter into interest rate protection agreements to mitigate changes in interest rates on our variable rate borrowings. The notional amounts of such agreements are used to measure the interest to be paid or received and do not represent the amount of exposure to loss. None of these agreements are used for speculative or trading purposes.

We recognize all derivatives as either assets or liabilities in the consolidated balance sheets and measure those instruments at their fair value in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by FAS 137 and FAS 138, (collectively, "FAS 133"). FAS 133 also requires us to measure the effectiveness, as defined by FAS 133, of all derivatives. We formally document our derivative transactions, including identifying the hedge instruments and hedged items, as well as our risk management objectives and strategies for entering into the hedge transaction. At inception and on a quarterly basis thereafter, we assess the effectiveness of derivatives used to hedge transactions. If a derivative is deemed effective, we record the change in fair value in other comprehensive income. If after assessment it is determined that a portion of the derivative is ineffective, then that portion of the derivative's change in fair value will be immediately recognized in earnings.

Income Taxes - We operate in a manner intended to enable us to qualify as a REIT under the Internal Revenue Code (the "Code"). A REIT which distributes at least 90% of its taxable income to its shareholders each year and which meets certain other conditions is not taxed on that portion of its taxable income which is distributed to its shareholders. We intend to continue to qualify as a REIT and to distribute substantially all of our taxable income to our shareholders. Accordingly, no provision has been made for Federal income taxes. We paid preferred dividends per share of $13.21, $22.05 and $21.96, in 2003, 2002 and 2001, respectively, all of which are treated as ordinary income except for the 2002 dividend of which $.02 was treated as a long-term capital gain. For income tax purposes, distributions paid to common shareholders consist of ordinary income, capital gains, return of capital or a combination thereof. For the year ended December 31, 2002, we elected to distribute all of our taxable capital gains. Dividends per share were taxable as follows:

Common dividends per share	2003	2002	2001
Ordinary income	**$ .541**	$ .734	$ .536
Return of capital	**1.917**	1.690	1.902
Long-term capital gain	—	.024	—
	$ 2.458	$ 2.448	$ 2.438

The following reconciles net income available to common shareholders to taxable income available to common shareholders for the years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001
Net income available to common shareholders	**$ 12,043**	$ 9,236	$ 5,341
Book/tax difference on			
Depreciation and amortization	**(474)**	(1,092)	(667)
Loss on sale or disposal of real estate	**(2,470)**	(1,580)	(1,116)
Share and unit option compensation	**(6,689)**	(407)	(29)
Other differences	**(31)**	(542)	(147)
Taxable income available to common shareholders	**$ 2,379**	$ 5,615	$ 3,382

Revenue Recognition – Base rentals are recognized on a straight-line basis over the term of the lease. Substantially all leases contain provisions which provide additional rents based on tenants' sales volume ("percentage rentals") and reimbursement of the tenants' share of advertising and promotion, common area maintenance, insurance and real estate tax expenses. Percentage rentals are recognized when specified targets that trigger the contingent rent are met. Expense reimbursements are recognized in the period the applicable expenses are incurred. Payments received from the early termination of leases are recognized as revenue over the remaining lease term, as adjusted to reflect the early termination date.

We provide management, leasing and development services for a fee for certain properties that are not owned by us or are partly owned through a joint venture. Fees received for these services are recognized as other income when earned.

Concentration of Credit Risk - We perform ongoing credit evaluations of our tenants. Although the tenants operate principally in the retail industry, the properties are geographically diverse. No single tenant accounted for 10% or more of combined base and percentage rental income during 2003, 2002 or 2001.

Supplemental Cash Flow Information - We purchase capital equipment and incur costs relating to construction of new facilities, including tenant finishing allowances. Expenditures included in construction trade payables as of December 31, 2003, 2002 and 2001 amounted to $4,345,000, $3,310,000 and $3,722,000, respectively. Interest paid, net of interest capitalized, in 2003, 2002 and 2001 was $24,906,000, $27,512,000 and $27,379,000, respectively.

Non-cash financing activities that occurred during 2003 included the assumption of mortgage debt in the amount of $198,258,000, including a premium of $11,852,000 related to the acquisition of the Charter Oak portfolio by COROC. Also, in 2003 and as discussed in Note 10, we converted 78,701 of our Preferred Shares into 709,078 of our Common Shares.

Early Extinguishment of Debt - In April 2002, the FASB issued FASB Statement No. 145 ("FAS 145"), "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". In rescinding FASB Statements No. 4, 44 and 64, FAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. FAS 145 was effective for transactions occurring after December 31, 2002. We adopted this statement effective January 1, 2003, the effects of which were the reclassification of a loss on early extinguishments of debt for the year ended 2001 from an extraordinary item to a component of interest expense, thereby decreasing income from continuing operations for the year ended December 31, 2001 by $244,000, net of minority interest of $94,000.

Accounting for Stock Based Compensation - The Company has a non-qualified and incentive share option plan (the "Share Option Plan") and the Operating Partnership has a non-qualified Unit option plan (the "Unit Option Plan"). Prior to 2003, these plans were accounted for under the recognition and measurement provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. No share-based employee compensation cost was reflected in net income prior to 2003, as all options granted under those plans had an exercise price equal to the market value of the underlying common shares on the date of grant. Effective January 1, 2003, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). Under the modified prospective method of adoption selected by us under the provisions of Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure – An Amendment of FAS 123" ("FAS 148"), compensation cost recognized in 2003 is the same as that which would have been recognized had the recognition provisions of FAS 123 been applied from its original effective date. In accordance with this adoption method under FAS 148, results for prior periods have not been restated. See Note 13 for an illustration of the effect on net income and earnings per share if the fair value based method had been applied to all outstanding awards in 2002 and 2001.

New Accounting Pronouncements - In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("FAS 150"), effective at the beginning of the first interim period beginning after June 15, 2003. The FASB initiated its liabilities and equity project in response to concerns regarding the current balance sheet classifications of certain financial instruments. The standard specifies that instruments within its scope, which include mandatorily redeemable financial instruments, obligations to repurchase the issuer's equity shares by transferring assets, and certain obligations to issue a variable number of shares, represent obligations of the issuer and, therefore, the issuer must classify them as liabilities. We adopted this statement effective July 1, 2003, and it had no impact on our results of operations or financial position.

3. ACQUISITIONS AND DEVELOPMENT OF RENTAL PROPERTIES

In January 2003, we acquired a 29,000 square foot, 100% leased expansion located contiguous to our existing factory outlet center in Sevierville, Tennessee at a purchase price of $4.7 million. Construction of an additional 35,000 square foot expansion of the center was completed during the third quarter and opened 100% occupied. The cost of the expansion was approximately $4 million. The Sevierville center now totals approximately 419,000 square feet.

In September 2002, we completed the acquisition of Kensington Valley Factory Shops, a factory outlet center in Howell, Michigan containing approximately 325,000 square feet, for an aggregate purchase price of $37.5 million. The acquisition was funded with $16.8 million of net proceeds from the sale of our non-core property in Fort Lauderdale, Florida in June 2002 and a portion of the proceeds from the common share offering in September 2002 described in Note 10.

4. INVESTMENTS IN CONSOLIDATED REAL ESTATE JOINT VENTURES

COROC Holdings, LLC

In December 2003 we completed the acquisition of the Charter Oak Partners' portfolio of nine factory outlet centers totaling approximately 3.3 million square feet which is consolidated for financial reporting purposes under the provisions of FIN 46. We and an affiliate of Blackstone Real Estate Advisors ("Blackstone") acquired the portfolio through a joint venture in the form of a limited liability company, COROC, for $491.0 million, including the assumption of $186.4 million of cross-collateralized debt which has a stated, fixed interest rate of 6.59% and matures in July 2008. We recorded the debt at its fair value of $198.3 million with an effective interest rate of 4.97%. Accordingly, a debt premium of $11.9 million was recorded and is being amortized over the life of the debt. We financed the majority of our share of the equity required for the transaction through the issuance of 2,300,000 common shares on December 10, 2003, generating approximately $88.0 million in net proceeds. The results of the Charter Oak portfolio have been included in the consolidated financial statements since December 19, 2003.

We will have joint control with Blackstone over major decisions. If Blackstone does not receive an annual minimum cash return of 6% on their invested capital during any of the first three years and 7% in any year thereafter, Blackstone shall gain the right to become the sole managing member of the joint venture with complete authority to act for the joint venture, including the ability to dispose of one or more of the joint venture properties to a third party. Based on current available cash flows from the properties, we do not believe there is a significant risk of default under this provision.

We will provide operating, management, leasing and marketing services to the properties and will earn an annual management and leasing fee equal to $1.00 per square foot of gross leasable area. We may also earn an additional annual incentive fee of up to approximately $800,000 if certain annual increases in the net operating income are met on an annual basis. These fees are payable prior to, and are not subordinate to, any member distributions that may be required. Blackstone shall have the right to terminate the management agreement for the joint venture if it does not receive its minimum cash return as described above.

After an initial 42-month lock-up period, either party can enter into an agreement for the sale of the Charter Oak portfolio, subject to a right of first offer of the other party to acquire the entire portfolio.

During the operation of the joint venture, Blackstone will receive a preferred cash distribution of 10% on their invested capital. We will then receive a preferred cash distribution of 10% on our invested capital. Any remaining cash flows from ongoing operations will be distributed one-third to Blackstone and two-thirds to us.

Upon exit or the sale of the properties, to the extent that cash is available, Blackstone will first receive a distribution equal to their invested capital and any unpaid preferred cash distribution, if any. We will then receive an unpaid preferred cash distribution, if any. Blackstone will then receive an additional 2% annual preferred cash distribution. We will then receive a distribution equal to our invested capital and an additional 2% annual preferred cash distribution. Finally, any remaining proceeds will be distributed one-third to Blackstone and two-thirds to us.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition (in thousands):

	December 19, 2003
Rental property	$ 454,846
Deferred lease costs	59,983
Other assets	3,285
Subtotal	518,114
Debt (including debt premium of $11,852)	(198,258)
Net assets acquired	$ 319,856

The following condensed pro forma (unaudited) information assumes the acquisition had occurred as of the beginning of each respective period and that the issuance of 2,300,000 common shares also occurred as of the beginning of each respective period (in thousands except per share data):

	For the Year Ended December 31, 2003	2002
Revenues	$ 190,844	$ 182,476
Net income	$ 6,380	$ 4,963
Basic earnings per share		
Net income	$ .46	$ .30
Weighted average common shares outstanding	12,250	10,622
Diluted earnings per share		
Net income	$ .45	$ .30
Weighted average common shares outstanding	12,482	10,814

5. INVESTMENTS IN UNCONSOLIDATED REAL ESTATE JOINT VENTURES

TWMB Associates, LLC

In September 2001, we established TWMB to construct and operate the Tanger Outlet Center in Myrtle Beach, South Carolina. The Company and Rosen-Warren each contributed $4.3 million in cash for a total initial equity in TWMB of $8.6 million. In June 2002 the first phase opened 100% leased at a cost of approximately $35.4 million with approximately 260,000 square feet and 60 brand name outlet tenants.

During 2003, we completed our 64,000 square foot second phase. The second phase cost approximately $6.0 million. The Company and Rosen-Warren each contributed approximately $1.1 million each toward the second phase which contains 22 additional brand name outlet tenants.

In addition, TWMB is currently underway with a 79,000 square foot third phase expansion of the Myrtle Beach center with an estimated cost of the expansion of $9.7 million. TWMB expects to complete the expansion with stores commencing operations during the summer of 2004. The Company and Rosen-Warren each made capital contributions during the fourth quarter of 2003 of $1.7 million for the third phase. Upon completion of this third phase in 2004, TWMB's Myrtle Beach center will total 403,000 square feet. At December 31, 2003, commitments for construction of the third phase expansion amounted to $9.6 million. Commitments for construction represent only those costs contractually required to be paid by TWMB.

In conjunction with the construction of the center, TWMB closed on a construction loan in the amount of $36.2 million with Bank of America, NA (Agent) and SouthTrust Bank due in September 2005. As of December 31, 2003 the construction loan had a balance of $29.5 million. In August of 2002, TWMB entered into an interest rate swap agreement with Bank of America, NA effective through August 2004 with a notional amount of $19 million. Under this agreement, TWMB receives a floating interest rate based on the 30 day LIBOR index and pays a fixed interest rate of 2.49%. This swap effectively changes the payment of interest on $19 million of variable rate debt to fixed rate debt for the contract period at a rate of 4.49%. All debt incurred by this unconsolidated joint venture is collateralized by its property as well as joint and several guarantees by Rosen-Warren and the Company.

Deer Park Enterprise, LLC

During the third quarter of 2003, we established a wholly owned subsidiary, Tanger Deer Park, LLC ("Tanger Deer Park"). In September 2003, Tanger Deer Park entered into a joint venture agreement with two other unrelated party members to create Deer Park Enterprise, LLC ("Deer Park"). All members in the joint venture have an equal ownership interest of 33.33%. Deer Park was formed for the purpose of, but not limited to, developing a site located in Deer Park, New York with approximately 790,000 square feet planned at total buildout. We expect the site will contain both outlet and big box retail tenants.

Each of the three members made an equity contribution of $1.6 million. In conjunction with the real estate purchase, Deer Park closed on a loan in the amount of $19 million with Fleet Bank due in October 2005 and a purchase money mortgage note with the seller in the amount of $7 million. Deer Park's Fleet loan incurs interest at a floating interest rate equal to LIBOR plus 2.00% and is collateralized by the property as well as joint and several guarantees by all three parties. The purchase money mortgage note bears no interest. However, interest has been imputed for financial statement purposes at a rate which approximates fair value.

In October 2003, Deer Park entered into a sale-leaseback transaction for the above mentioned real estate located in Deer Park, New York. The agreement consists of the sale of the property to Deer Park for $29 million which is being leased back to the seller under a 24 month operating lease agreement. Under the provisions of FASB Statement No. 67 "Accounting for Costs and Initial Rental Operations of Real Estate Projects", current rents received from this project, net of applicable expenses, are treated as incidental revenues and will be recognized as a reduction in the basis of the assets, as opposed to rental revenues over the life of the lease, until such time that the current project is demolished and the intended assets are constructed.

Our investment in unconsolidated real estate joint ventures as of December 31, 2003 and December 31, 2002 was $7.5 million and $3.9 million, respectively. These investments are recorded initially at cost and subsequently adjusted for our net equity in the venture's income (loss) and cash contributions and distributions. Our investment in real estate joint ventures are included in other assets and are also reduced by 50% of the profits earned for leasing and development services we provided to TWMB. The following management, leasing and development fees were recognized from services provided to TWMB during the year ended December 31, 2003 and 2002 (in thousands):

Fees	Year Ended December 31, 2003	Year Ended December 31, 2002
Management	$ 174	$ 74
Leasing	214	259
Development	9	76
Total Fees	$ 397	$ 409

Our carrying value of investments in unconsolidated joint ventures differs from our share of the assets reported in the "Summary Balance Sheets – Unconsolidated Joint Ventures" shown below due to the cost of our investment in excess of the historical net book values of the unconsolidated joint ventures and other adjustments to the book basis, including intercompany profits on sales of services that are capitalized by the unconsolidated joint ventures. The differences in basis are amortized over the various useful lives of the related assets.

Summary unaudited financial information of joint ventures accounted for using the equity method as of December 31, 2003 and 2002 is as follows (in thousands):

Summary Balance Sheets – Unconsolidated Joint Ventures	**2003**	**2002**
Assets		
Investment properties at cost, net	$ 63,899	$ 32,153
Cash and cash equivalents	4,145	514
Deferred charges, net	1,652	1,751
Other assets	3,277	1,491
Total assets	$ 72,973	$ 35,909
Liabilities and Owners' Equity		
Mortgage payable	$ 54,683	$ 25,513
Construction trade payables	1,164	1,644
Accounts payable and other liabilities	564	522
Total liabilities	56,411	27,679
Owners' equity	16,562	8,230
Total liabilities and owners' equity	$ 72,973	$ 35,909

Summary Statement of Operations – Unconsolidated Joint Ventures	**2003**	**2002**
Revenues	$ 8,178	$ 4,119
Expenses		
Property operating	2,972	1,924
General and administrative	47	13
Depreciation and amortization	2,292	884
Total expenses	5,311	2,821
Operating income	2,867	1,298
Interest expense	1,371	578
Net income	$ 1,496	$ 720
Tanger Factory Outlet Centers, Inc. share of		
Net income	$ 819	$ 392
Depreciation (real estate related)	$ 1,101	$ 422

6. DISPOSITION OF PROPERTIES

In May and October 2003, we completed the sale of properties located in Martinsburg, West Virginia and Casa Grande, Arizona, respectively. Net proceeds received from the sales of these properties were approximately $8.7 million. We recorded a loss on sale of real estate of approximately $147,000 in discontinued operations.

In June and November 2002, we completed the sale of two of our non-core properties located in Ft. Lauderdale, Florida and Bourne, Massachusetts, respectively. Net proceeds received from the sales of these properties were approximately $19.9 million. We recorded a gain on sale of real estate of approximately $1.7 million in discontinued operations.

Throughout 2002, we sold five outparcels of land, two of which had related land leases with identifiable cash flows, at various properties in our portfolio. These sales totaled $1.5 million in net proceeds. Gains of $167,000 were recorded in other income for the three land outparcels sold and gains of $561,000 were recorded in discontinued operations for the two outparcels with identifiable cash flows as accounted for under FAS 144.

In accordance with FAS 144, effective for financial statements issued for fiscal years beginning after December 15, 2001, results of operations and gain (loss) on sales of real estate for properties with identifiable cash flows sold subsequent to December 31, 2001 are reflected in the Consolidated Statements of Operations as discontinued operations for all periods presented. Below is a summary of the results of operations of these properties through their respective disposition dates (in thousands):

Summary Statements of Operations — Disposed Properties	**2003**	**2002**	**2001**
Revenues			
Base rentals	$ 1,043	$ 2,863	$ 4,058
Percentage rentals	17	6	17
Expense reimbursements	440	1,071	1,459
Other income	55	50	36
Total revenues	1,555	3,990	5,570
Expenses			
Property operating	878	1,615	1,796
General and Administrative	3	4	6
Depreciation and amortization	572	1,048	1,232
Total expenses	1,453	2,667	3,034
Discontinued operations before gain (loss) on sale of real estate	102	1,323	2,536
Gain on sale of outparcels	—	561	—
Gain (loss) on sale of real estate	(147)	1,702	—
Discontinued operations before minority interest	(45)	3,586	2,536
Minority interest	29	(958)	(702)
Discontinued operations	$ (16)	$ 2,628	$ 1,834

7. DEFERRED CHARGES

Deferred charges as of December 31, 2003 and 2002 consists of the following (in thousands):

	2003	2002
Deferred lease costs and other intangibles	**$ 76,191**	$ 15,414
Deferred financing costs	**9,027**	8,412
	85,218	23,826
Accumulated amortization	**(16,650)**	(13,722)
	$ 68,568	$ 10,104

Amortization of deferred lease costs and other intangibles for the years ended December 31, 2003, 2002 and 2001 was $2,162,000, $1,739,000 and $1,642,000, respectively. Amortization of deferred financing costs, included in interest expense in the accompanying Consolidated Statements of Operations, for the years ended December 31, 2003, 2002 and 2001 was $1,304,000, $1,209,000 and $1,277,000, respectively.

8. LONG-TERM DEBT

Long-term debt at December 31, 2003 and 2002 consists of the following (in thousands):

	2003	2002
7.875% Senior, unsecured notes, maturing October 2004	$ 47,509	$ 50,109
9.125% Senior, unsecured notes, maturing February 2008	100,000	100,000
Mortgage notes with fixed interest		
9.77%, maturing April 2005	14,179	14,516
9.125%, maturing September 2005	7,812	8,288
4.97%, maturing July 2008, including net premium of $ 11,852	198,258	—
7.875%, maturing April 2009	61,690	62,874
7.98%, maturing April 2009	18,746	19,036
8.86%, maturing September 2010	15,975	16,207
Mortgage notes with variable interest		
LIBOR plus 1.75%, maturing March 2006	53,500	53,500
Revolving lines of credit with variable interest rates ranging from either prime less .25% to prime or from LIBOR plus 1.60% to LIBOR plus 1.75%	22,650	20,475
	$ 540,319	$ 345,005

As part of the acquisition of the Charter Oak Partners' portfolio, we assumed $186.4 million of cross-collateralized debt which has a stated, fixed interest rate of 6.59% and matures in July 2008. We recorded the debt at its fair value of $198.3 million with an effective interest rate of 4.97%. Accordingly, a debt premium of $11.9 million was recorded and is being amortized over the life of the debt.

We extended the maturities of our existing four unsecured lines of credit with Bank of America, Fleet National Bank, SouthTrust Bank and Wells Fargo Bank until June 30, 2005 and increased our line of credit with Wells Fargo Bank from $10 million to $25 million. This addition brings the total capacity under our lines of credit to $100 million. Amounts available under these facilities at December 31, 2003 totaled $77.35 million. Interest is payable based on alternative interest rate bases at our option. Certain of our properties, which had a net book value of approximately $704.8 million at December 31, 2003, serve as collateral for the fixed and variable rate mortgages.

The lines of credit require the maintenance of certain ratios, including debt service coverage and leverage, and limit the payment of dividends such that dividends and distributions will not exceed funds from operations, as defined in the agreements, for the prior fiscal year on an annual basis or 95% of funds from operations on a cumulative basis. Five of the six existing fixed rate mortgage notes are with insurance companies and contain prepayment penalty clauses.

During 2003, we purchased at a 2% premium, $2.6 million of our outstanding 7.875% senior, unsecured public notes that mature in October 2004. The purchases were funded by amounts available under our unsecured lines of credit. These purchases were in addition to $24.9 million of the notes that were purchased in 2001 and 2002. We currently have authority from our Board of Directors to purchase an additional $22.4 million of our outstanding 7.875% senior, unsecured public notes and may, from time to time, do so at management's discretion.

Maturities of the existing long-term debt are as follows ($ in thousands):

Year	Amount
2004	$ 53,530
2005	49,253
2006	59,410
2007	6,344
2008	274,430
Thereafter	85,500
Subtotal	528,467
Net premium	11,852
Total	$ 540,319

9. DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

In August 2002, TWMB, our 50% unconsolidated joint venture, entered into a swap agreement with Bank of America, NA effective through August 2004 with a notional amount of $19 million. Under this agreement, TWMB receives a floating interest rate based on the 30 day LIBOR index and pays a fixed interest rate of 2.49%. This swap effectively changes the payment of interest on $19 million of variable rate debt to fixed rate debt for the contract period at a rate of 4.49%. At December 31, 2003, TWMB would have had to pay $165,000 to terminate the agreement.

In January 2003, our interest rate swap agreement originally entered into in December of 2000 with a notional amount of $25 million that fixed the 30 day LIBOR index at 5.97% expired as scheduled.

The carrying amount of cash equivalents approximates fair value due to the short-term maturities of these financial instruments. The fair value of long-term debt at December 31, 2003 and 2002, was estimated, at the present value of future cash flows, discounted at interest rates available at the reporting date for new debt of similar type and remaining maturity, was approximately $571.5 and $349.7 million, respectively.

10. SHAREHOLDERS' EQUITY

In December 2003, we completed a public offering of 2,300,000 common shares at a price of $40.50 per share, receiving net proceeds of approximately $88.0 million. The net proceeds were used together with other available funds to fund our portion of the equity required to acquire the Charter Oak portfolio of outlet shopping centers as mentioned in Note 4 above and for general corporate purposes. In addition in January 2004, the underwriters of the December 2003 offering exercised in full their over-allotment option to purchase an additional 345,000 common shares at the offering price of $40.50 per share. We received net proceeds of approximately $13.2 million from the exercise of the over-allotment.

In September 2002, we completed a public offering of 1,000,000 common shares at a price of $29.25 per share, receiving net proceeds of approximately $28.0 million. The net proceeds were used, together with other available funds to acquire the Kensington Valley Factory Shops in Howell, Michigan mentioned in Note 3 above, reduce the outstanding balance on our lines of credit and for general corporate purposes.

On June 20, 2003, we redeemed all of our outstanding Series A Cumulative Convertible Redeemable Preferred Shares (the "Preferred Shares") held by the Preferred Stock Depositary in the form of Depositary Shares, each representing 1/10th of a Preferred Share. The redemption price was $250 per Preferred Share ($25 per Depositary Share), plus accrued and unpaid dividends, if any, to, but not including, the redemption date.

In lieu of receiving the cash redemption price, holders of the Depositary Shares, at their option, could exercise their right to convert each Depositary Share into .901 common shares by following the instructions for, and completing the Notice of Conversion located on the back of their Depositary Share certificates. Those Depositary Shares, and the corresponding Preferred Shares, that were converted to common shares did not receive accrued and unpaid dividends, if any, but were entitled to receive common dividends declared after the date on which the Depositary Shares were converted to common shares.

On or after the redemption date, the Depositary Shares, and the corresponding Preferred Shares, were no longer deemed to be outstanding, dividends on the Depositary Shares, and the corresponding Preferred Shares, ceased to accrue, and all rights of the holders of the Depositary Shares, and the corresponding Preferred Shares, ceased, except for the right to receive the redemption price and accrued and unpaid dividends, without interest thereon, upon surrender of certificates representing the Depositary Shares, and the corresponding Preferred Shares.

In total, 787,008 of the Depositary Shares were converted into 709,078 common shares and we redeemed the remaining 14,889 Depositary Shares for $25 per share, plus accrued and unpaid dividends. We funded the redemption, totaling approximately $372,000, from cash flows from operations.

11. SHAREHOLDERS' RIGHTS PLAN

On July 30, 1998, our Board of Directors declared a distribution of one Preferred Share Purchase Right (a "Right") for each then outstanding common share to shareholders of record on August 27, 1998. The Rights are exercisable only if a person or group acquires 15% or more of our outstanding common shares or announces a tender offer the consummation of which would result in ownership by a person or group of 15% or more of the common shares. Each Right entitles shareholders to buy one-hundredth of a share of a new series of Junior Participating Preferred Shares at an exercise price of $120, subject to adjustment.

If an acquiring person or group acquires 15% or more of our outstanding common shares, an exercisable Right will entitle its holder (other than the acquirer) to buy, at the Right's then-current exercise price, our common shares having a market value of two times the exercise price of one Right. If an acquirer acquires at least 15%, but less than 50%, of our common shares, the Board may exchange each Right (other than those of the acquirer) for one common share (or one-hundredth of a Class B Preferred Share) per Right. In addition, under certain circumstances, if we are involved in a merger or other business combination where we are not the surviving corporation, an exercisable Right will entitle its holder to buy, at the Right's then-current exercise price, common shares of the acquiring company having a market value of two times the exercise price of one Right. We may redeem the Rights at $.01 per Right at any time prior to a person or group acquiring a 15% position. The Rights will expire on August 26, 2008.

12. EARNINGS PER SHARE

A reconciliation of the numerators and denominators in computing earnings per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share", for the years ended December 31, 2003, 2002 and 2001 is set forth as follows (in thousands, except per share amounts):

	2003	2002	2001
NUMERATOR			
Income from continuing operations	**$ 12,865**	$ 8,379	$ 5,278
Less applicable preferred share dividends	**(806)**	(1,771)	(1,771)
Income from continuing operations available to common shareholders – basic and diluted	**12,059**	6,608	3,507
Discontinued operations	**(16)**	2,628	1,834
Net income available to common shareholders-basic and diluted	**$ 12,043**	$ 9,236	$ 5,341
DENOMINATOR			
Basic weighted average common shares	**10,051**	8,322	7,926
Effect of outstanding share and unit options	**232**	192	22
Diluted weighted average common shares	**10,283**	8,514	7,948
Basic earnings per common share			
Income from continuing operations	**$ 1.20**	$ .79	$ .44
Discontinued operations	**—**	.32	.23
Net income	**$ 1.20**	$ 1.11	$ .67
Diluted earnings per common share			
Income from continuing operations	**$ 1.17**	$ .77	$ .44
Discontinued operations	**—**	.31	.23
Net income	**$ 1.17**	$ 1.08	$ .67

Options to purchase common shares excluded from the computation of diluted earnings per share during 2002 and 2001 because the exercise price was greater than the average market price of the common shares totaled 235,000 and 1,244,000 shares, respectively. The assumed conversion of the preferred shares as of the beginning of each year would have been anti-dilutive. The assumed conversion of the Units held by TFLP as of the beginning of the year, which would result in the elimination of earnings allocated to the minority interest in the Operating Partnership, would have no impact on earnings per share since the allocation of earnings to an Operating Partnership Unit is equivalent to earnings allocated to a common share.

13. EMPLOYEE BENEFIT PLANS

We have a non-qualified and incentive share option plan ("The Share Option Plan") and the Operating Partnership has a non-qualified Unit option plan ("The Unit Option Plan"). Units received upon exercise of Unit options are exchangeable for common shares. Effective January 1, 2003, we adopted the fair value recognition provisions of FAS 123. Under the modified prospective method of adoption selected by us under the provisions of FAS 148, compensation cost recognized in 2003 is the same as that which would have been recognized had the recognition provisions of FAS 123 been applied from its original effective date. In accordance with FAS 148, results for prior periods have not been restated.

The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding awards for the years ended December 31, 2003, 2002 and 2001 (in thousands except per share data)

	2003	2002	2001
Net income	**$ 12,849**	$11,007	$ 7,112
Add: Share-based employee compensation expense included in net income, net of minority interest of $22	**80**	—	—
Less: Total share based employee compensation expense determined under fair value based method for all awards, net of minority interest of ($22), ($44) and ($66), respectively	**(80)**	(127)	(175)
Pro forma net income	**$ 12,849**	$10,880	$ 6,937
Earnings per share			
Basic – as reported	**$ 1.20**	$ 1.11	$ .67
Basic – pro forma	**1.20**	1.09	.65
Diluted – as reported	**$ 1.17**	$ 1.08	$ .67
Diluted – pro forma	**1.17**	1.06	.65

We may issue up to 2,250,000 shares under The Share Option Plan and The Unit Option Plan. We have granted 1,519,200 options, net of options forfeited, through December 31, 2003. Under both plans, the option exercise price is determined by the Share and Unit Option Committee of the Board of Directors. Non-qualified share and Unit options granted expire 10 years from the date of grant and 20% of the options become exercisable in each of the first five years commencing one year from the date of grant.

Options outstanding at December 31, 2003 have exercise prices between $18.625 and $31.25, with a weighted average exercise price of $25.44 and a weighted average remaining contractual life of 4.32 years.

A summary of the status of our two plans at December 31, 2003, 2002 and 2001 and changes during the years then ended is presented in the table and narrative below:

	2003		2002		2001	
	Shares	Wtd Avg Ex Price	Shares	Wtd Avg Ex Price	Shares	Wtd Avg Ex Price
Outstanding at beginning of year	**1,318,700**	**$ 23.89**	1,455,830	$ 23.72	1,475,270	$ 23.68
Granted	—	—	—	—	—	—
Exercised	**(890,540)**	**23.15**	(127,620)	21.89	(10,800)	18.63
Forfeited	**(600)**	**18.63**	(9,510)	25.45	(8,640)	23.66
Outstanding at end of year	**427,560**	**$ 25.44**	1,318,700	$ 23.89	1,455,830	$ 23.72
Exercisable at end of year	**293,060**	**$ 28.03**	1,048,880	$ 24.45	1,047,890	$ 24.25
Weighted average fair value of options granted	$—		$—		$—	

We have a qualified retirement plan, with a salary deferral feature designed to qualify under Section 401 of the Code (the "401(k) Plan"), which covers substantially all of our officers and employees. The 401(k) Plan permits our employees, in accordance with the provisions of Section 401(k) of the Code, to defer up to 20% of their eligible compensation on a pre-tax basis subject to certain maximum amounts. Employee contributions are fully vested and are matched by us at a rate of compensation deferred to be determined annually at our discretion. The matching contribution is subject to vesting under a schedule providing for 20% annual vesting starting with the second year of employment and 100% vesting after six years of employment. The employer matching contribution expense for the years 2003, 2002 and 2001 was immaterial.

14. OTHER COMPREHENSIVE INCOME

Effective January 1, 2001, we adopted FAS 133. Upon adoption we recorded a cumulative effect adjustment of $217,000 loss, net of minority interest of $83,000, in other comprehensive income (loss). Certain interest rate swap agreements were terminated during the first quarter of 2001 and the other comprehensive loss totaling $106,000, net of minority interest of $41,000, recognized at adoption relating to these agreements was reclassified to earnings. In January 2003, our remaining interest rate swap agreement with a notional amount of $25 million, designated as a cash flow hedge in accordance with the provisions of FAS 133, expired as scheduled. Upon expiration, the fair market value recorded on the balance sheet as a liability in accounts payable and accrued expenses was adjusted to zero through accumulated other comprehensive income. TWMB's interest rate swap agreement has been designated as a cash flow hedge and is carried on its respective balance sheet at fair value. At December 31, 2003, our portion of the fair value of TWMB's hedge is recorded as a reduction in investment in unconsolidated joint ventures of $82,000 in other assets.

Total comprehensive income for the years ended December 31, 2003, 2002 and 2001 is as follows (in thousands):

	2003	2002	2001
Net income	$ 12,849	$ 11,007	$ 7,112
Other comprehensive income (loss)			
Cumulative effect adjustment of FAS 133 adoption, net of minority interest of ($83)	—	—	(217)
Reclassification to earnings on termination of cash flow hedge, net of minority interest of $41	—	—	106
Change in fair value of our portion of TWMB cash flow hedge, net of minority interest of $12 and ($37)	44	(102)	—
Change in fair value of cash flow hedge, net of minority interest of $24, $232 and ($227)	74	643	(593)
Other comprehensive income (loss)	118	541	(704)
Total comprehensive income	$ 12,967	$ 11,548	$ 6,408

15. SUPPLEMENTARY INCOME STATEMENT INFORMATION

The following amounts are included in property operating expenses for the years ended December 31, 2003, 2002 and 2001 (in thousands):

	2003	2002	2001
Advertising and promotion	**$ 10,358**	$ 9,578	$ 8,964
Common area maintenance	**15,542**	13,256	12,636
Real estate taxes	**9,312**	8,387	7,985
Other operating expenses	**5,023**	3,661	3,263
	$ 40,235	$ 34,882	$ 32,848

16. LEASE AGREEMENTS

We are the lessor of a total of 2,040 stores in our 35 consolidated factory outlet centers, under operating leases with initial terms that expire from 2004 to 2021. Most leases are renewable for five years at the lessee's option. Future minimum lease receipts under non-cancelable operating leases as of December 31, 2003 are as follows (in thousands):

2004	$ 112,145
2005	89,397
2006	64,631
2007	43,900
2008	24,282
Thereafter	34,985
	$ 369,340

17. COMMITMENTS AND CONTINGENCIES

We purchased the rights to lease land on which two of the outlet centers are situated for $1,536,000. These leasehold rights are being amortized on a straight-line basis over 30 and 40 year periods, respectively. Accumulated amortization was $762,000 and $713,000 at December 31, 2003 and 2002, respectively.

Our non-cancelable operating leases, with initial terms in excess of one year, have terms that expire from 2004 to 2085. Annual rental payments for these leases totaled approximately $2,572,000, $2,437,000 and $2,333,000, for the years ended December 31, 2003, 2002 and 2001, respectively. Minimum lease payments for the next five years and thereafter are as follows (in thousands):

2004	$ 2,941
2005	2,855
2006	2,768
2007	2,675
2008	2,402
Thereafter	87,556
	$ 101,197

We are also subject to legal proceedings and claims which have arisen in the ordinary course of our business and have not been finally adjudicated. In our opinion, the ultimate resolution of these matters will have no material effect on our results of operations, financial condition or cash flows.

18. QUARTERLY FINANCIAL DATA (UNAUDITED)

We have restated previously reported quarterly financial results for the years ended December 31, 2003 and December 31, 2002 to give effect to the reclassification of revenues, expenses and gains or losses on sales of real estate to discontinued operations based upon the adoption of FAS 144 for the sale of real estate with separate, identifiable cash flows. The following table sets forth summary quarterly financial information for the years ended December 31, 2003 and 2002 (unaudited and in thousands, except per share data).

Year Ended December 31, 2003

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
	Previously Reported	As Restated	Previously Reported	As Restated	Previously Reported	As Restated	As Reported
Total Revenues	$ 29,177	$ 28,655	$ 29,620	$ 29,198	$ 30,355	$ 29,952	$ 34,167
Income from continuing operations	2,191	2,186	2,885	2,849	3,520	3,491	4,339
Net income	2,191	2,191	2,307	2,307	3,520	3,520	4,831
Basic earnings per common share							
Income from continuing operations (1)	.19	.19	.26	.26	.34	.34	.39
Net income (1)	.19	.19	.20	.20	.34	.34	.44
Diluted earnings per common share							
Income from continuing operations (1)	.19	.19	.26	.25	.33	.33	.39
Net income (1)	.19	.19	.20	.20	.33	.33	.43

(1) Quarterly amounts may not add to annual amounts due to the effect of rounding on a quarterly basis.

Year Ended December 31, 2002

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
	Previously Reported	As Restated	Previously Reported	As Restated	Previously Reported	As Restated	Previously Reported	As Restated
Total Revenues	$ 26,487	$ 25,851	$ 26,803	$ 26,303	$ 27,856	$ 27,376	$ 31,881	$ 31,279
Income from continuing operations	1,162	1,075	1,489	1,393	2,068	2,010	3,946	3,901
Net income	1,445	1,445	2,094	2,094	2,308	2,308	5,160	5,160
Basic earnings per common share								
Income from continuing operations (1)	.09	.09	.13	.12	.20	.20	.39	.38
Net income (1)	.13	.13	.21	.21	.22	.22	.52	.52
Diluted earnings per common share								
Income from continuing operations (1)	.09	.08	.13	.12	.19	.19	.38	.37
Net income(1)	.12	.12	.20	.20	.22	.22	.51	.51

(1) Quarterly amounts may not add to annual amounts due to the effect of rounding on a quarterly basis.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

The common shares commenced trading on the New York Stock Exchange on May 28, 1993. The initial public offering price was $22.50 per share. The following table sets forth the high and low sales prices of the common shares as reported on the New York Stock Exchange Composite Tape, during the periods indicated:

2003	High	Low	Common Dividends Paid
First Quarter	$ 31.15	$ 28.80	$ .6125
Second Quarter	33.63	30.59	.6150
Third Quarter	36.82	32.94	.6150
Fourth Quarter	43.00	36.29	.6150
Year 2003	$ 43.00	$ 28.80	$ 2.4575

2002	High	Low	Common Dividends Paid
First Quarter	$ 27.50	$ 20.75	$ .6100
Second Quarter	30.00	25.40	.6125
Third Quarter	29.90	23.00	.6125
Fourth Quarter	31.20	24.34	.6125
Year 2002	$ 31.20	$ 20.75	$ 2.4475

As of February 1, 2004, there were approximately 710 shareholders of record. Certain of our debt agreements limit the payment of dividends such that dividends shall not exceed FFO, as defined in the agreements, for the prior fiscal year on an annual basis or 95% of FFO on a cumulative basis. Based on continuing favorable operations and available funds from operations, we intend to continue to pay regular quarterly dividends.

Executive Offices

3200 Northline Avenue, Suite 360
Greensboro, North Carolina 27408
Phone: (336) 292-3010
FAX: (336) 852-2096
Internet: www.tangeroutlet.com
E-mail: tangermail@tangeroutlet.com

Share Information

Tanger Factory Outlet Centers, Inc. is incorporated under the laws of the State of North Carolina. Its common shares are listed on the New York Stock Exchange under the ticker symbol: SKT.

Shareholder Accounts

Questions regarding shareholder accounts should be directed to the company's registrar and transfer agent:

EquiServe Trust Company, NA
P. O. Box 43010
Providence, RI 02940-3010
(781) 575-3170
Internet: www.EquiServe.com

Dividends

Dividends are paid on or about the 15th day of February, May, August and November.

Dividend Reinvestment and Share Purchase Plan

The Company's Dividend Reinvestment and Share Purchase Plan provides shareholders an opportunity to conveniently and economically increase their ownership in Tanger Factory Outlet Centers, Inc. Shareholders may have their dividends reinvested and/or optional cash investments automatically directed to our transfer agent to purchase additional shares at a nominal brokerage commission. For information describing the Plan, please contact Rochelle Simpson, Executive Vice-President, Administration and Finance at (336) 834-6836.

Financial Information

The Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission, along with our written charter for the individual committees of our Board of Directors, our Corporate Governance Guidelines and our Code of Business Conduct and Ethics are available on our website. For copies of these and other materials, contact Investor Relations at (336) 834-6825.

Analyst Coverage

Citigroup Global Markets
Green Street Advisors
Legg Mason Wood Walker, Inc.
Merrill Lynch & Co.

Annual Meeting Notice

Shareholders are cordially invited to attend the annual meeting on Friday, May 14, 2004 at 10:00 a.m. at the O. Henry Hotel, 624 Green Valley Rd, Greensboro, North Carolina.

Independent Auditors

PricewaterhouseCoopers LLP,
Raleigh, North Carolina

Legal Counsel

Latham & Watkins,
New York, New York
Vernon Vernon Wooten Brown Andrews & Garrett,
Burlington, North Carolina

SKT
NYSE
Member
New York Stock Exchange

NAREIT
Member National
Association of Real Estate
Investment Trusts, Inc.

DIRECTORS, OFFICERS AND DEPARTMENT MANAGERS

BOARD OF DIRECTORS

Stanley K. Tanger
Founder, Chairman of the Board and Chief Executive Officer

Steven B. Tanger
President and Chief Operating Officer

Jack Africk
Director since May 1993. Director of Crown Central Petroleum Corporation and Managing Partner of Evolution Partners, LLC

William G. Benton
Director since May 1993. Chairman of the Board and Chief Executive Officer of Benton Investments and Salem Senior Housing, Inc.

Thomas E. Robinson
Director since January 1994. Managing Director of Legg Mason Wood Walker, Inc. and a Director of CenterPoint Property Trust

COMPANY OFFICERS

Rochelle G. Simpson
Secretary and Executive Vice-President, Administration and Finance

Willard A. Chafin, Jr.
Executive Vice-President, Leasing, Operations & Marketing

Frank C. Marchisello, Jr.
Executive Vice-President and Chief Financial Officer

Joseph H. Nehmen
Senior Vice-President of Operations

Carrie A. Warren
Senior Vice-President of Marketing

Kevin M. Dillon
Vice-President of Construction and Development

Lisa J. Morrison
Vice-President of Leasing

Virginia R. Summerell
Treasurer and Assistant Secretary

DEPARTMENT MANAGERS

Laura M. Atwell
Assistant Vice-President of Marketing

Elizabeth J. Coleman
Assistant Vice-President of Operations

Rick L. Farrar
Assistant Vice-President of Information Systems

Bruce E. Fry
Regional Director of Operations

Kevin Hurton
Regional Director of Operations

Vanessa Irons
Regional Director of Operations

Beth G. Lippincott
Assistant Vice-President of Leasing

James F. Williams
Assistant Vice-President and Controller

Mary Anne Williams
Assistant Vice-President of Human Resources

Westbrook, CT




BANANA REPUBLIC
BOSS HUGO BOSS
PAC SUN
SAS SHOES
CLEARANCE 14'6"
MIKASA
Lancaster, PA

TANGER FACTORY OUTLET CENTERS, INC.
3200 Northline Avenue | Suite 360 | Greensboro, North Carolina 27408
(336) 292-3010 | www.tangeroutlet.com

SKT Listed NYSE

1255-AR-0